
GENERAL MINERALS CORPORATION
GMC

GENERAL MINERALS CORPORATION
Suite 880, 580 Hornby Street
Vancouver, BC V6C 3B6
Tel: (604) 684-0693 Fax: (604) 684-0642


05006255

March 3, 2005


SEC MAIL PROCESSING
RECEIVED
MAR - 7 2005
WASH. D.C. 213 SECTION

Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, NW
Washington, DC 20549
USA

Mail Stop 3-2

SUPPL

Dear Sirs and Mesdames:

Re: General Minerals Corporation (the "Company")
File No: 82-34810; Rule 12g3-2(b)

The Company hereby encloses the following listed documents (Schedule "A"), which the Company has made public for the month of February, 2005, pursuant to the laws of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, for filing with the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

We trust that the information included in this package is complete, should you require further information or have any questions or comments please contact the undersigned.

Yours truly,

GENERAL MINERALS CORPORATION
Per:


PROCESSED
MAR 14 2005
THOMSON
FINANCIAL

William D. Filtness
Chief Financial Officer

WDF:mk
Enclosures

SCHEDULE "A"
GENERAL MINERALS CORPORATION
(the "Issuer")

1.	**News Releases**	
(a)	General Minerals Corporation Options Monitor Copper-Silver Property Located in Central Arizona to Major	February 14, 2005
(b)	General Minerals Corporation Options Malku Khota Silver Property Located in Bolivia to Apex Silver Mines Ltd.	February 22, 2005
2.	**Material Change Reports**	
(a)	General Minerals Corporation entered into an option agreement with Teck Cominco American Incorporated in respect of the Monitor copper-silver property located in Pinal County, Arizona.	February 16, 2005
(b)	General Minerals Corporation entered into an agreement with Apex Silver Mines Ltd. and its wholly owned subsidiary SILEX Bolivia S.A. whereby SILEX can earn a joint venture interest in the Malku Khota silver-gold property located in the Department of Potosi in west central Bolivia.	February 23, 2005
3.	**Material Documents**	
(a)	Agreement between Apex Silver Mines Ltd and General Minerals Corporation dated February 18, 2005	February 28, 2005
(b)	Agreement between Teck Cominco American Incorporated and General Minerals Corporation dated February 8, 2005	February 28, 2005
4.	**Filings with the Toronto Stock Exchange**	
(a)	All news releases referred to under Item 1	
(b)	All material change reports referred to under Item 2	
(c)	All material documents referred to under Item 3	

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 05-01


GENERAL MINERALS
GMC
CORPORATION

General Minerals Corporation Options Monitor Copper-Silver Property Located in Central Arizona to Major

February 14, 2005

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation ("GMC") is pleased to announce that it has entered into an option agreement with Teck Cominco American Incorporated ("TCAI"), a wholly owned subsidiary of Teck Cominco Limited, whereby TCAI can earn up to a 65% joint venture interest in the Monitor copper-silver property located in Pinal County, Arizona (see latest Monitor news release, GMC PR 04-06, June 16, 2004). Under the terms of the option agreement TCAI has the exclusive rights to initially earn a 51% interest in the Monitor property by incurring expenditures and making annual payments over the five year option period.

To complete its initial earn-in to 51%, TCAI must incur expenditures US$3,000,000 on the Monitor property within five years of which US$250,000 are a guaranteed commitment in the first year. TCAI must pay GMC US$35,000 on signing and US$50,000 a year over the term of the option for total cash payments of US$285,000. Upon completing the initial earn-in TCAI has two additional options under which it may earn up to an additional 14% interest (for an aggregate 65% interest) in the property by spending an additional US$4,000,000 and completing a feasibility study, leaving GMC with a 35% interest.

Ralph Fitch, President and CEO of GMC, commented, "We are extremely pleased to have Teck Cominco join with us on the further exploration of the Monitor property and look forward to working with their exploration group. Teck Cominco is a leading worldwide mining and exploration company and brings extensive experience in exploration that will be of great benefit in advancing Monitor. We believe that their experience and our knowledge of the property will help ensure the success of the project."

The Monitor property is located only 1,400 metres northeast of Asarco's Ray Mine, the second largest producing copper mine in Arizona. Previous work by General Minerals identified an area which is approximately 2 by 2 kilometres in size that displays characteristics typical of porphyry copper systems. Targets on the property developed by GMC include a several square kilometre area that is permissive for near surface oxide copper-silver mineralization, high grade copper-silver mineralization within east-west structures and potential for a classic porphyry copper deposit at depth below the oxide mineralization. These targets were developed as a result of geological, geochemical and geophysical studies previously conducted by GMC and reported in press releases.

For further information, please contact:

Richard Doran
VP, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 05-02


GENERAL MINERALS
GMC
CORPORATION

General Minerals Corporation Options Malku Khota Silver Property Located in Bolivia to Apex Silver Mines Ltd.

February 22, 2005

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation ("GMC") is pleased to announce that it has entered into an agreement with Apex Silver Mines Ltd. ("Apex") and its wholly owned subsidiary SILEX Bolivia S.A. ("SILEX"), whereby SILEX can earn up to a 70% joint venture interest in the Malku Khota silver-gold property located in the Department of Potosi in west central Bolivia (see latest Malku Khota news release, GMC PR 04-07, June 25, 2004). Under the terms of the agreement SILEX has the exclusive rights to initially earn a 51% interest in the Malku Khota property by incurring expenditures and making annual payments over the five year and nine month earn-in period.

To complete its initial earn-in to 51%, SILEX must incur expenditures of US$4,000,000 on the Malku Khota property within five years and nine months of which US$250,000 are a guaranteed commitment in the first nine months. SILEX must pay GMC US$75,000 on or before 9 months of signing the agreement and an aggregate total of a further $175,000 over the next three years to maintain the option. Upon completing the initial earn-in, SILEX may elect to earn an additional 19% interest for a total of 70% by expending a further US$7,000,000 for a total expenditure of US$11,000,000.

Ralph Fitch, President and CEO of GMC, commented, "We are very pleased to have attracted Apex to the property, particularly since they have a local company in Bolivia and are developing the San Cristobal silver-lead-zinc project located in southwestern Bolivia. These developments mean that they have a strong exploration and development team in place with the knowledge of how to operate in Bolivia at both the local community and national levels. Following on the recent announcement of our agreement with TeckCominco on the Monitor property in the USA, this second agreement, I believe, begins to demonstrate the quality of the properties in our portfolio. We are continuing to show our other properties to potential partners in both North and South America."

The Malku Khota property is located 100 kilometers south east of the town of Oruro, approximately 25 kilometers south of the Atocha property which has similar style mineralization. The Atocha property was sold to Esperanza Silver Corporation for 4,000,000 shares and warrants of Esperanza in late 2003. Previous work at Malku Khota by General Minerals identified an area of approximately 3.4 kilometers by up to 260 metres wide with anomalous surface silver geochemistry within the same sandstone sequence that hosts the Atocha mineralization. GMC management believes that the surface geochemistry may represent stratabound, disseminated silver and gold mineralization together with minor lead and zinc within the sandstones. These targets were developed as a result of geological and geochemical studies previously conducted by GMC and reported in press releases.

General Minerals is also announcing that it has completed the sale of its portfolio investment in Lumina Copper Corporation for net proceeds of approximately CAD$4.75 million after payment of broker commission fees and the exercise of warrants.

For further information, please contact:

Richard Doran
VP, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063

GENERAL MINERALS CORPORATION

MATERIAL CHANGE REPORT

Pursuant to:

Section 67(1)(b) of the Securities Act (British Columbia)
Section 118(1)(b) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

Item 1. Reporting Issuer

General Minerals Corporation (the "Corporation")
580 Hornby Street
Suite 880
Vancouver, British Columbia
V6C 3B6

Item 2. Date of Material Change

February 14, 2005

Item 3. Press Release

A press release was issued on February 14, 2005 and filed with The Toronto Stock Exchange.

Item 4. Summary of Material Change

On February 8, 2005, General Minerals Corporation ("GMC") entered into an option agreement with Teck Cominco American Incorporated ("TCAI") in respect of the Monitor copper-silver property located in Pinal County, Arizona.

Item 5. Full Description of Material Change

On February 8, 2005, GMC entered into an option agreement ("Agreement") with TCAI, whereby TCAI can earn up to a 65% joint venture interest in the Monitor copper-silver property located in Pinal County, Arizona. Under the Agreement, TCAI has the right to earn 51% interest in the Monitor property by incurring expenditures of US$3,000,000 within five years of which US$250,000 is a guaranteed commitment in the first year.

In addition, TCAI must pay GMC US$35,000 upon signing and US$50,000 per year over the term of the option for total cash payments of US$285,000. Upon completing the initial earn-in, TCAI has two additional options under which it may earn up to an additional 14% (for an aggregate 65% interest) in the property by spending an additional US$4,000,000 and completing a feasibility study, leaving GMC with a 35% interest.

The Monitor property is located only 1,400 metres northeast of Asarco's Ray Mine, the second largest producing copper mine in Arizona. Targets on the property developed by GMC as a result of geological, geochemical and geophysical studies previously conducted include a several square kilometer area that is permissive for near surface oxide copper-silver mineralization, high grade copper-silver mineralization within east-west structures and potential for a classic porphyry copper deposit at depth below the oxide mineralization.

Item 6. Reliance on Section 67(2) of the Securities Act (British Columbia); Section 118(2) of the Securities Act (Alberta); Section 84(2) of the Securities Act, 1988 (Saskatchewan); Section 75(3) of the Securities Act (Ontario); Section 81(3) of the Securities Act (Nova Scotia) and Section 76(3) of the Securities Act (Newfoundland)

This report is not being filed on a confidential basis.

Item 7. Omitted Information

No information has been omitted in respect of the material change.

Item 8. Senior Officers

Ralph G. Fitch
Chairman, President and Chief Executive Officer
(303) 584-9656

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Denver, Colorado this 14th day of February, 2005.

GENERAL MINERALS CORPORATION

Per: // Ralph G. Fitch //
Ralph G. Fitch
Chairman, President and Chief Executive Officer

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.



GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 05-01

General Minerals Corporation Options Monitor Copper-Silver Property Located in Central Arizona to Major

February 14, 2005

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation ("GMC") is pleased to announce that it has entered into an option agreement with Teck Cominco American Incorporated ("TCAI"), a wholly owned subsidiary of Teck Cominco Limited, whereby TCAI can earn up to a 65% joint venture interest in the Monitor copper-silver property located in Pinal County, Arizona (see latest Monitor news release, GMC PR 04-06, June 16, 2004). Under the terms of the option agreement TCAI has the exclusive rights to initially earn a 51% interest in the Monitor property by incurring expenditures and making annual payments over the five year option period.

To complete its initial earn-in to 51%, TCAI must incur expenditures US$3,000,000 on the Monitor property within five years of which US$250,000 are a guaranteed commitment in the first year. TCAI must pay GMC US$35,000 on signing and US$50,000 a year over the term of the option for total cash payments of US$285,000. Upon completing the initial earn-in TCAI has two additional options under which it may earn up to an additional 14% interest (for an aggregate 65% interest) in the property by spending an additional US$4,000,000 and completing a feasibility study, leaving GMC with a 35% interest.

Ralph Fitch, President and CEO of GMC, commented, "We are extremely pleased to have Teck Cominco join with us on the further exploration of the Monitor property and look forward to working with their exploration group. Teck Cominco is a leading worldwide mining and exploration company and brings extensive experience in exploration that will be of great benefit in advancing Monitor. We believe that their experience and our knowledge of the property will help ensure the success of the project."

The Monitor property is located only 1,400 metres northeast of Asarco's Ray Mine, the second largest producing copper mine in Arizona. Previous work by General Minerals identified an area which is approximately 2 by 2 kilometres in size that displays characteristics typical of porphyry copper systems. Targets on the property developed by GMC include a several square kilometre area that is permissive for near surface oxide copper-silver mineralization, high grade copper-silver mineralization within east-west structures and potential for a classic porphyry copper deposit at depth below the oxide mineralization. These targets were developed as a result of geological, geochemical and geophysical studies previously conducted by GMC and reported in press releases.

For further information, please contact:

Richard Doran
VP, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

GENERAL MINERALS CORPORATION

MATERIAL CHANGE REPORT

Pursuant to:

Section 67(1)(b) of the Securities Act (British Columbia)
Section 118(1)(b) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

Item 1. Reporting Issuer

General Minerals Corporation (the "Corporation")
580 Hornby Street
Suite 880
Vancouver, British Columbia
V6C 3B6

Item 2. Date of Material Change

February 22, 2005

Item 3. Press Release

A press release was issued on February 22, 2005 and filed with The Toronto Stock Exchange.

Item 4. Summary of Material Change

General Minerals Corporation ("GMC") has entered into an agreement with Apex Silver Mines Ltd. ("Apex") and its wholly owned subsidiary SILEX Bolivia S.A. ("SILEX") whereby SILEX can earn a joint venture interest in the Malku Khota silver-gold property located in the Department of Potosi in west central Bolivia.

Item 5. Full Description of Material Change

GMC has entered into an agreement (the "Agreement") effective February 18, 2005 with Apex and SILEX, whereby SILEX can earn up to a 70% joint venture interest in the Malku Khota silver-gold property located in the Department of Potosi in west central Bolivia. Under the Agreement, SILEX has the exclusive rights to initially earn a 51% interest in the Malku Khota property by incurring expenditures of US$4,000,000 within the five year and nine month earn-in period of which US$250,000 is a guaranteed commitment in the first nine months.

SILEX must pay GMC US$75,000 on or before nine months of signing the Agreement and an aggregate total of a further US$175,000 over the next three years to maintain the option. Upon completing the initial earn-in, SILEX may elect to earn an additional 19% interest for a total of 70% interest by expending a further US$7,000,000 for a total expenditure of US$11,000,000.

The Malku Khota property has similar style mineralization to the Atocha property which was sold to Esperanza Silver Corporation in exchange for 4,000,000 shares and warrants of Esperanza in late 2003. Targets on the Malku Khota property developed by GMC as a result of geological and geochemical studies previously conducted include an area of approximately 3.4 kilometers by up to 260 meters wide with anomalous surface silver geochemistry within the same sandstone sequence that hosts the Atocha mineralization. GMC management believes that the surface geochemistry may represent stratabound, disseminated silver and gold mineralization, together with minor lead and zinc within the sandstones.

Item 6. Reliance on Section 67(2) of the Securities Act (British Columbia); Section 118(2) of the Securities Act (Alberta); Section 84(2) of the Securities Act, 1988 (Saskatchewan); Section 75(3) of the Securities Act (Ontario); Section 81(3) of the Securities Act (Nova Scotia) and Section 76(3) of the Securities Act (Newfoundland)

This report is not being filed on a confidential basis.

Item 7. Omitted Information

No information has been omitted in respect of the material change.

Item 8. Senior Officers

Ralph G. Fitch
Chairman, President and Chief Executive Officer
(303) 584-9656

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Denver, Colorado this 23rd day of February, 2005.

GENERAL MINERALS CORPORATION

Per: "//Ralph G. Fitch//"
Ralph G. Fitch
Chairman, President and Chief Executive Officer

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.



GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 05-02

General Minerals Corporation Options Malku Khota Silver Property Located in Bolivia to Apex Silver Mines Ltd.

February 22, 2005

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation ("GMC") is pleased to announce that it has entered into an agreement with Apex Silver Mines Ltd. ("Apex") and its wholly owned subsidiary SILEX Bolivia S.A. ("SILEX"), whereby SILEX can earn up to a 70% joint venture interest in the Malku Khota silver-gold property located in the Department of Potosi in west central Bolivia (see latest Malku Khota news release, GMC PR 04-07, June 25, 2004). Under the terms of the agreement SILEX has the exclusive rights to initially earn a 51% interest in the Malku Khota property by incurring expenditures and making annual payments over the five year and nine month earn-in period.

To complete its initial earn-in to 51%, SILEX must incur expenditures of US$4,000,000 on the Malku Khota property within five years and nine months of which US$250,000 are a guaranteed commitment in the first nine months. SILEX must pay GMC US$75,000 on or before 9 months of signing the agreement and an aggregate total of a further $175,000 over the next three years to maintain the option. Upon completing the initial earn-in, SILEX may elect to earn an additional 19% interest for a total of 70% by expending a further US$7,000,000 for a total expenditure of US$11,000,000.

Ralph Fitch, President and CEO of GMC, commented, "We are very pleased to have attracted Apex to the property, particularly since they have a local company in Bolivia and are developing the San Cristobal silver-lead-zinc project located in southwestern Bolivia. These developments mean that they have a strong exploration and development team in place with the knowledge of how to operate in Bolivia at both the local community and national levels. Following on the recent announcement of our agreement with TeckCominco on the Monitor property in the USA, this second agreement, I believe, begins to demonstrate the quality of the properties in our portfolio. We are continuing to show our other properties to potential partners in both North and South America."

The Malku Khota property is located 100 kilometers south east of the town of Oruro, approximately 25 kilometers south of the Atocha property which has similar style mineralization. The Atocha property was sold to Esperanza Silver Corporation for 4,000,000 shares and warrants of Esperanza in late 2003. Previous work at Malku Khota by General Minerals identified an area of approximately 3.4 kilometers by up to 260 metres wide with anomalous surface silver geochemistry within the same sandstone sequence that hosts the Atocha mineralization. GMC management believes that the surface geochemistry may represent stratabound, disseminated silver and gold mineralization together with minor lead and zinc within the sandstones. These targets were developed as a result of geological and geochemical studies previously conducted by GMC and reported in press releases.

General Minerals is also announcing that it has completed the sale of its portfolio investment in Lumina Copper Corporation for net proceeds of approximately CAD$4.75 million after payment of broker commission fees and the exercise of warrants.

For further information, please contact:

Richard Doran
VP, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com



General Minerals Corporation

Apex Silver Mines Ltd.
SILEX Bolivia S.A.
1700 Lincoln Street
Suite 3050
Denver, Colorado 80203

Dear Sirs:

Re: Malku Khota Property

Further to your recent discussions and correspondence with General Minerals Corporation ("**GMC**") this letter (the "**Letter Agreement**") will serve to confirm and document the agreement among GMC, its indirect, wholly-owned subsidiary, Compania Minera Malku Khota S.A. ("CMMK"), Apex Silver Mines Ltd. ("**Apex**"), and its indirect, wholly-owned subsidiary, SILEX Bolivia S.A. ("**SILEX**"), with respect to the mineral interests described in Schedule "A" hereto (the "**Property**").

The terms of our agreement are as follows:

1. **Grant of Right to Acquire Property**: GMC and CMMK hereby grant to SILEX the sole and exclusive right, but not the obligation (the "**Acquisition Right**"), to earn an undivided 51% interest in the Property by satisfying the requirements set forth in Section 2 hereof within the time limits provided therein.

2. **Earn-In Terms**: If SILEX incurs Exploration and Development Expenditures (as defined below) on or for the benefit of the Property in the amounts and within the time limits set forth in paragraph 2(a), makes all of the Periodic Payments in the amounts and within the time limits set forth in paragraph 2(b), and otherwise complies with the terms of this Letter Agreement, SILEX shall have earned an undivided 51% interest in the Property. The time period outlined in paragraph 2(a) below running from the Effective Date through the fifth anniversary of the Initial Payment Date shall be referred to hereinafter as the "**Earn-In Period**." To earn an undivided 51% interest in the Property, SILEX must during the Earn-In Period:

(a) incur or accrue expenditures in respect of the exploration and development of the Property ("**Exploration and Development Expenditures**") aggregating US$4,000,000 in accordance with the following schedule:

(i) US$250,000 on or before the date that is nine months from the date of this Letter Agreement (the "**Initial Payment Date**"), it being agreed

that if Expenditures in this period do not aggregate at least US$250,000, SILEX shall pay any shortfall to GMC in cash not more than 15 days after the Initial Payment Date;

(ii) at least US$250,000 during the period beginning on the Initial Payment Date and ending on the first anniversary of the Initial Payment Date;

(iii) at least US$250,000 during the period beginning on the first anniversary of the Initial Payment Date and ending on the second anniversary of the Initial Payment Date, provided that aggregate Exploration and Development Expenditures from the Effective Date through the second anniversary of the Initial Payment Date are at least US$950,000;

(iv) at least US$250,000 during the period beginning on the second anniversary of the Initial Payment Date and ending on the third anniversary of the Initial Payment Date;

(v) at least US$250,000 during the period beginning on the third anniversary of the Initial Payment Date and ending on the fourth anniversary of the Initial Payment Date; and

(vi) such additional amount on or before the fifth anniversary of the Initial Payment Date so that the aggregate Exploration and Development Expenditures from the Effective Date through such date are at least US$4,000,000; and

(b) make periodic payments ("**Periodic Payments**") aggregating US$250,000 to GMC in accordance with the following schedule:

(i) US$75,000 on or before the earlier of (i) the Initial Payment Date, and (ii) the date which is 60 days after the completion of an initial program of exploration and drilling on the Property, including receipt of all assays in respect thereof;

(ii) an additional US$75,000 on or before the first anniversary of the Initial Payment Date;

(iii) an additional US$50,000 on or before the second anniversary of the Initial Payment Date; and

(iv) an additional US$50,000 on or before the third anniversary of the Initial Payment Date;

provided that each Periodic Payment shall, at the option of Apex, be payable by Apex in ordinary shares of Apex with the number of shares to be determined based on the average share price for Apex ordinary shares for the five trading days immediately preceding the actual payment date. Under no circumstances

shall the obligation to make any Periodic Payment be deemed to have accrued prior to the date such payment is due. If, however, SILEX accelerates the schedule for the completion of an aggregate of US$4,000,000 in Exploration and Development Expenditures (which SILEX may choose to do in its sole discretion), SILEX must pay the entire amount of remaining Periodic Payments owed to GMC in order to exercise the Acquisition Right.

(c) Exploration and Development Expenditures incurred or accrued by SILEX in excess of the minimum amounts set forth in each of the periods referred to in paragraphs 2(a)(i)-(vi) may be carried forward as a credit to be applied to the requirement for any subsequent period.

(d) All of the Exploration, Development and Related Work (as defined in Section 9) which may be performed by SILEX shall be performed in accordance with good industry practices, but the timing, nature, manner and extent of any exploration, development or any other operations or activities hereunder shall be in the sole discretion of SILEX, and there shall be no implied covenant to begin or continue any such operations or activities.

3. "**Exploration and Development Expenditures**" means all costs or fees, payments (including without limitation all Periodic Payments), expenses, liabilities and charges paid, incurred, made or accrued by or on behalf of SILEX which are related to Exploration, Development and Related Work (as defined in Section 9) conducted during the Earn-In Period, including without limitation:

(a) All costs and expenses incurred in conducting exploration and prospecting activities on or in connection with the Property, including, without limitation, the preparation of feasibility studies, the active pursuit of required federal, state or local authorizations or permits and the performance of required environmental protection or reclamation obligations, the building, maintenance and repair of roads, drill site preparation, drilling, tracking, sampling, trenching, digging test pits, shaft sinking, acquiring, diverting and/or transporting water necessary for exploration, logging of drill holes and drill core, completion and evaluation of geological, geophysical, geochemical or other exploration data and preparation of interpretive reports, and surveying and laboratory costs and charges (including assays or metallurgical analyses and tests);

(b) All expenses incurred in conducting development activities on or in connection with the Property, including, without limitation, the active pursuit of required federal, state or local authorization or permits and the performance of required environmental protection or reclamation obligations, pre-stripping and stripping, the construction and installation of a mill, leach pads or other beneficiation facilities for valuable minerals, and other activities, operations or work performed in preparation for the removal of valuable minerals from the Property;

(c) All costs incurred by SILEX in acquiring interests in real property wholly or partially within the Area of Interest, as described in Exhibit "A", including costs and expenses incurred by SILEX in conducting negotiations and due diligence, attorneys' fees, and all moneys paid by SILEX in acquiring and holding such property interests;

(d) All costs incurred in performing any reclamation or other restoration or clean-up work required by any federal, state or local agency or authority, and all costs of insurance obtained or in force to cover activities undertaken by or on SILEX's behalf on the Property;

(e) Salaries, wages, expenses and benefits of SILEX's employees or consultants or contractors engaged in operations relating to the Property, including customary and reasonable salaries and fringe benefits of those who are temporarily assigned to and employed on work relating to the Property for the periods of time such employees are engaged in such activities and reasonable transportation expenses for all such employees to and from their regular place of work to the Property;

(f) All costs incurred in connection with the preparation of pre-feasibility studies or feasibility studies and economic and technical analyses pertaining to the Property, whether carried out by SILEX or by third parties under contract with SILEX or any affiliate or subsidiary entity;

(g) Taxes and assessments, other than income taxes, assessed or levied upon or against the Property or any improvements thereon situated thereon for which SILEX is responsible or for which SILEX reimburses CMMK or GMC;

(h) Costs of material, equipment and supplies acquired, leased or hired, for use in conducting exploration or development operations relating to the Property; provided, however, that equipment owned and supplied by SILEX shall be chargeable at rates no greater than comparable market rental rates available in the area of the Property;

(i) Costs and expenses of establishing and maintaining field offices, camps and housing facilities; and

(j) Costs incurred by SILEX in examining and curing title to any part of the Property or any interest in real property within the Area of Interest, in maintaining the Property or any interest in real property within the Area of Interest, in making or reimbursing CMMK for required payments or performing other required obligations under the Underlying Agreement or the Declaration of Trust (as those terms are defined in Section 8) , in satisfying surface use or damage obligations to landowners, or in conducting any analyses of the environmental conditions at the Property.

A charge for supervision, management and administration, including office overhead, of ten percent (10%) of the forgoing costs (excluding Periodic Payments) will be included as Exploration and Development Expenditures, except that with respect to the costs of any one contract or invoice with a third party where the amount paid under such contract exceeds $250,000, the charge shall be limited to five percent (5%).

4. **Statements of Expenditures**:

(a) SILEX shall deliver to GMC by no later than 60 days after each of the dates set out in paragraph 2(a) an itemized statement of Exploration and Development Expenditures incurred or accrued during such period and GMC shall have 30 days from delivery of such statement to question the accuracy thereof in writing. If GMC questions the accuracy of any statement and GMC and SILEX cannot agree on such statement within 30 days after delivery by GMC of a notice questioning the accuracy of such statement, the matter shall be referred to an independent third party mutually agreeable to GMC and SILEX for final determination, which determination shall be final and conclusive and binding on the parties. All fees and expenses of such an independent third party shall be borne equally by GMC and SILEX, except if it is shown that SILEX has overstated Exploration and Development Expenditures by greater than 7% (seven percent), in which case SILEX will pay the fees and expenses of such independent third party.

(b) If SILEX elects not to incur the required minimum amount of Exploration and Development Expenditures during any of the periods set forth in paragraphs 2(a)(i)-(vi) but desires to keep this Letter Agreement in full force and effect, or if pursuant to paragraph 4(a) it is determined that at least the minimum amount of required Exploration and Development Expenditures has not been incurred or accrued during any such period, then, in order to maintain its interest in this Letter Agreement, SILEX shall be required to pay the amount of any agreed-upon deficiency to CMMK, within 30 days after the parties reach agreement as to the amount of the deficiency. If SILEX is precluded from timely completion during any Annual Period of any or all of the required Exploration and Development Expenditures set forth above, due to any event of force majeure, the time periods for incurring those minimum amounts of Exploration and Development Expenditures shall be extended for a period of time equal to that of the delay(s), provided that under no circumstances shall the Earn-In Period extend beyond February 15, 2015.

The term "**force majeure**," as employed herein, shall mean acts of God, strikes, lockouts or other industrial disturbances, unavoidable accidents, uncontrollable delays in transportation, inability to obtain necessary materials in the open market, any state or federal laws, regulations or requirements (expressly including inability to timely obtain, after diligent efforts, necessary governmental approvals, licenses and permits on terms reasonably acceptable to SILEX or the imposition of material new requirements for approvals,

licenses or permits that did not exist on the Effective Date), actions taken by environmental or other non-governmental groups or organizations, or other matters beyond the reasonable control of SILEX, whether similar to matters specifically enumerated above or not; provided, however, that performance shall be resumed within a reasonable period of time after such cause has been removed; and provided further that SILEX shall not be required against its will to adjust any labor dispute or to question the validity of or to refrain from judicially testing the validity of any state or federal order, regulation or law.

5. **Termination**:

(a) Other than the obligation to incur at least US$250,000 in Exploration and Development Expenditures during the nine-month period referred to in paragraph 2(a)(i), which is a firm commitment of SILEX (unless SILEX terminates this Letter Agreement as a result of a breach by GMC or CMMK of any of their respective representations, warranties or covenants in this Letter Agreement in which case neither Apex nor SILEX shall have no such obligation), SILEX shall have no obligation to incur any Exploration and Development Expenditures and, at its sole discretion, shall have the right to terminate this Letter Agreement (and its right to earn an interest in the Property) at any time during the Earn-In Period. Such termination shall be effective 30 days from receipt of written notice of the same by CMMK. On termination, SILEX will quitclaim all of its interest in lands within the Area of Interest to CMMK and will provide to CMMK all non-interpretive and non-proprietary data collected and pertaining to the Property in both paper and digital form, including but not limited to geochemical, geophysical, geological, metallurgical and engineering data. SILEX and Apex make no representation or warranty as to the accuracy, reliability or completeness of any data and information provided pursuant to this paragraph 5(a), and GMC and CMMK shall rely on the same at their sole risk. However, SILEX will make a diligent effort to provide accurate information to GMC or CMMK.

(b) If SILEX fails to incur Exploration and Development Expenditures in the amounts within and the time limits set forth in paragraph 2(a), and fails to make up any deficiencies in accordance with the provisions of paragraph 4(b), or if SILEX fails to make the Periodic Payments in the amounts and within the time limits set forth in paragraph 2(b), GMC shall provide written notice of such failure to SILEX. SILEX shall have thirty (30) days after the receipt of said notice (or in the event SILEX disputes the existence of such a default, thirty (30) days after the entry by a court of competent jurisdiction of a final judgment finding such a default) within which either to cure such specified defaults, or to undertake diligent efforts to cure the same. In the event of such a cure (or the commencement of diligent efforts to cure) by SILEX, this Letter Agreement shall continue in full force and effect as though no default had occurred. In the event such curative action is not so completed or diligent efforts to cure such defaults are not undertaken within the applicable 30-day

period and thereafter diligently pursued to completion, GMC may elect to terminate this Letter Agreement by notice to SILEX as provided in Section 14. If SILEX is precluded from timely completion of a curative action due to any event of force majeure, the time periods for completion shall be extended for a period of time equal to that of the delay(s).

(c) In the event of termination of this Agreement pursuant to paragraph 5(a) or 5(b), SILEX shall have no obligation to make any additional Periodic Payments or to incur any additional Exploration and Development Expenditures and no further obligations or liability to GMC or CMMK whatsoever, other than (i) the obligation to reclaim the surface of the Property in accordance with paragraph 9(h) (for which CMMK agrees to grant SILEX such access following termination as is reasonably necessary) and to return the Property free and clear of all liens and encumbrances arising from SILEX's activities in respect thereof and to ensure the Property is in good standing through the effective date of such termination, and (ii) the obligations set forth in Section 10. In the event of such termination, GMC and CMMK shall retain their obligations set forth in paragraph 9(f) and Section 10. In the event of such termination, GMC and CMMK expressly agree that neither Apex nor SILEX shall be liable for any actual, incidental or consequential or punitive damages, or lost profits, incurred by either GMC or CMMK as a result of SILEX's election not to or failure to (i) incur all or any part of the required amount of Exploration and Development Expenditures or (ii) exercise the Acquisition Right.

(d) The parties agree that, in addition to its right to terminate this Letter Agreement in its entirety at any time, with respect to the specific Concessions listed on Schedule "B", at any time during the term of this Letter Agreement, SILEX may in its sole discretion elect to terminate its interest under this Letter Agreement in one or more of those Concessions by giving CMMK 30 days notice. In that event, the Concessions identified in a notice from SILEX to CMMK will no longer be deemed to comprise a portion of the Property for any purposes under this Letter Agreement, and SILEX shall have no further liabilities or obligations (other than those that have accrued hereunder prior to the effective date of such termination) with respect to those Concessions. An election by SILEX to terminate its interest in some but less than all of the Concessions pursuant to this Section 5 shall be effective upon SILEX providing written notice of such election to CMMK. If SILEX drops any Concessions from the Letter Agreement pursuant to this Section 5, the Periodic Payment requirements set forth in paragraph 2(b) and the Exploration and Development Expenditure requirements set forth in paragraph 2(a) shall remain unchanged.

6. **Formation of Joint Venture**: Once SILEX has earned an undivided 51% interest in the Property, CMMK and SILEX shall form a joint venture (the "**Joint Venture**"), or such other business arrangement as may be recommended by Bolivian counsel to each party, for the further exploration and development of the Property, with each party's initial undivided interest in the Joint Venture ("**Participating Interest**") or other business arrangement at the

time of formation being SILEX as to 51% and CMMK as to 49%. SILEX shall be the Manager of the Joint Venture and shall be compensated with a customary management fee as agreed to in the joint venture agreement. Such fee shall not be in addition to an overhead charge as contemplated in Section 3. A joint venture agreement shall be entered into by the parties effective as of the date SILEX exercises the Acquisition Right, which agreement shall supercede this Letter Agreement and shall be negotiated in good faith, using the Rocky Mountain Mineral Law Foundation Forms 5 and 5A as models, and providing specifically for the following:

(a) notwithstanding any provision contained in the joint venture agreement, all costs and expenditures of the Joint Venture shall be borne exclusively by SILEX from the date on which the Joint Venture is formed until the earlier of (i) the date on which SILEX has incurred an aggregate of US$11,000,000 of Exploration and Development Expenditures (including without limitation Exploration and Development Expenditures incurred during the Earn-In Period), Mining Expenditures, and any other related expenditures (collectively "**Expenditures**") on or for the benefit of the Property, (ii) the date SILEX provides notice to CMMK that SILEX has elected not to make any further Expenditures and (iii) the date that is seven years after the Effective Date of this Letter Agreement (the "**Carried Term**"). No adjustment to either party's Participating Interest shall be made during the Carried Term;

(b) if SILEX has not incurred or has elected not to incur an aggregate of US$11,000,000 in Expenditures to earn a 70% interest on or before the date that is seven years after the Effective Date of this Letter Agreement (including at least US$250,000 in Expenditures in each year, deficiencies in which may be made up by SILEX in accordance with the provisions of paragraph 4(b), and excess amounts of which may be carried over into subsequent years), subject to the extension of that time period as the result of events of force majeure, SILEX will continue to hold a 51% Participating Interest on such date and CMMK will retain a 49% Participating Interest and both parties shall fund their share of approved Budgets and Programs according to the provisions of the joint venture agreement ;

(c) if Apex has incurred an aggregate of US$11,000,000 in Expenditures on or before the date that is seven years after the Effective Date of this Letter Agreement (including at least US$250,000 in Expenditures in each year, deficiencies in which may be made up by SILEX in accordance with the provisions of paragraph 4(b), and excess amounts of which may be carried over into subsequent years), SILEX will be deemed to have acquired a 70% Participating Interest and CMMK's Participating Interest shall be reduced to 30%. Thereafter, each of CMMK and SILEX will be obligated to contribute their pro rata share of Expenditures in respect of the Property in order to maintain their respective Participating Interest. If either party fails to contribute its pro rata share of Expenditures, such party's Participating Interest shall be correspondingly diluted. If either party's Participating Interest is

diluted to 10% or less, such interest shall automatically convert into a 10% Net Proceeds Royalty (as defined in Schedule "C" hereto);

(d) if SILEX acquires a 70% Participating Interest, CMMK may, at any time within 90 days after the date SILEX provides notice that it has incurred an aggregate of US$11,000,000 in Expenditures on or before the date that is seven years after the Effective Date of this Letter Agreement, request in writing, which request SILEX may accept or refuse in its sole discretion by written response to CMMK within 30 days after receipt of CMMK's request, that SILEX fund all further Expenditures of the Joint Venture (the "**Sole Funding Obligation**"). Failure to request that SILEX accept the Sole Funding Obligation within the 90 day period shall be deemed to be an election by CMMK to retain its 30% Participating Interest in the Joint Venture. SILEX will on the same day that it provides notice that it has incurred an aggregate of US$11,000,000 in Expenditures on or before the date that is seven years after the Effective Date of this Letter Agreement, provide CMMK with a proposed program and budget for the ensuing 90 day period, the following year and a non-binding estimate of future costs to develop a mine on the Property. During the 90-day period referred to in this paragraph 6(d), SILEX may continue to conduct Operations on or for the benefit of the Property in such a manner as it sees fit, providing that it has first presented the budget and program to CMMK. If CMMK elects to fund its 30% share it will promptly reimburse SILEX for CMMK's share of funds spent subsequent to SILEX's notice that it has has incurred an aggregate of US$11,000,000 in Expenditures. If SILEX accepts the Sole Funding Obligation, SILEX shall acquire an additional 10% interest for a total Participating Interest of 80%, and CMMK's Participating Interest shall be reduced to 20%. If SILEX accepts the Sole Funding Obligation, 20% of all Expenditures in excess of US$11,000,000 made by SILEX (the "Carried Amount") shall be treated as a loan to CMMK bearing an annualized interest rate of LIBOR plus 2%, to be repaid by CMMK by allowing SILEX to recover 95% of the cash generated through the sale of CMMK's share of Products generated by any mine operated by the Joint Venture on the Property. For greater certainty, CMMK's Participating Interest shall remain at 20% and CMMK shall have no obligation to repay such loan other than through, and to the extent of, proceeds generated through the sale of CMMK's share of product generated by a mine operated by the Joint Venture on the Property. To secure repayment of the Carried Amount, CMMK shall grant to SILEX, simultaneous with SILEX's written acceptance of the Sole Funding Obligation, a first priority security interest or charge (subordinate only to any lender with whom SILEX may arrange project financing) in or over CMMK's Participating Interest in the Joint Venture, and execute and deliver to SILEX a mortgage, deed of trust, or such other instruments as are necessary to perfect that security interest under applicable Bolivian law. That security interest will remain in place until SILEX has fully recovered the Carried Amount. CMMK will also cooperate with SILEX by pledging its Participating Interest and taking such

other actions as deemed reasonably necessary by SILEX in any efforts by SILEX to obtain project financing for the development of the Property.

(e) SILEX's Initial Contribution to the Venture will be deemed to be equal to the actual amount of SILEX's Exploration and Development Expenditures incurred during the Earn-In Period plus additional Expenditures incurred by SILEX through the date that is seven years after the Effective Date of the Letter Agreement, and the amount of CMMK's Initial Contribution will be determined based on the following formula (where CMMK's contribution equals x):

$$\frac{51\%}{49\%} = \frac{\text{[Amount of SILEX's Exploration and Development Expenditures and additional Expenditures]}}{X}$$

The fraction set forth above shall be 70%/30% (for Equity Account purposes) if SILEX has incurred an aggregate of US$11,000,000 in Expenditures on or before the date that is seven years after the Effective Date of the Letter Agreement, and 80%/20% (for Equity Account purposes) if CMMK requests and SILEX accepts the Sole Funding Obligation, and the Participants will take such actions as are reasonably necessary to make the Capital Account balances reflect SILEX's additional Expenditures made to earn the 70% Participating Interest and 80% Participating Interest.

(f) Unless CMMK has requested and SILEX has accepted the Sole Funding Obligation, if either Participant elects to participate less than fully or not at all in a proposed Program and Budget, the standard dilution formula set forth in Section 6.3 of Form 5A will apply. If a Participant defaults in contributing to an approved Program and Budget, then, among the remedies available to it, the non-defaulting Participant may choose to have the defaulting Participant's Participating Interest reduced in accordance with the standard dilution formula plus a penalty of 25% (if the default occurs with respect to an approved Program and Budget which covers primarily exploration activities), or to have the defaulting Participant forfeit its entire interest in the Joint Venture (if the default occurs with respect to an approved Program and Budget which covers primarily development and/or mining activities), in which case the defaulting Participant shall have the right to recover from 10% of Net Proceeds an amount equal to the positive balance in the defaulting Participant's Equity Account.

(g) The Participants agree to make the same representations and warranties set forth in Sections 7 and 8 below, effective as of the effective date of the joint venture agreement. The Participants agree that each of them shall be responsible for their share of liabilities and obligations of the Joint Venture (including without limitation Environmental Liabilities and obligations),

equivalent to their Participating Interests in the Joint Venture at the time such obligations or liabilities are incurred or accrued, notwithstanding any subsequent reduction or conversion of their Participating Interests, unless such obligations are due to gross negligence or wilful misconduct on the part of the Manager, in which case the other Participant shall have no liability.

(h) All capitalized terms used in this Section 6 and not defined herein will have the meaning ascribed to them in Forms 5 and 5A.

(i) Promptly after the receipt of SILEX's notice of exercise of the Acquisition Right, CMMK will execute and deliver, or cause to be executed or delivered, conveyances of an undivided 51% interest in the Property to SILEX, or, if appropriate under Bolivian law, conveyances of the Property to SILEX as Manager of the Joint Venture, to hold the Property in trust for the Participants during the term of the Joint Venture. The parties agree to cooperate to attempt to structure these or similar transactions in such a manner as to be non-taxable. The parties agree that with respect to any failure or refusal by CMMK to deliver those conveyances, SILEX shall be entitled to pursue the remedy of specific performance, as well as any legal or equitable rights or remedies available to it. Until the joint venture agreement is executed and delivered, the parties agree that they will be legally bound by the provisions of this Section 6.

7. **Corporate Representations and Warranties**: Each of Apex and SILEX (collectively), on the one hand, and GMC and CMMK (collectively), on the other hand, represents and warrants to the other that:

(a) It is a corporation duly organized, validly existing, and in good standing under the laws of its country, state or province of incorporation, and (with respect to SILEX and CMMK) is qualified to do business and in good standing under the laws of Bolivia.

(b) It has the requisite power and authority (i) to enter into this Letter Agreement and all other agreements contemplated hereby, and (ii) to carry out and perform its obligations under the terms and provisions of this Letter Agreement and all agreements contemplated hereby.

(c) All requisite corporate action on its part, and on the part of its officers, directors, and shareholders, necessary for the execution, delivery, and performance by it of this Letter Agreement and all other agreements contemplated hereby, have been taken. This Letter Agreement and all agreements and instruments contemplated hereby are, and when executed and delivered by it (assuming valid execution and delivery by the other parties hereto), will be, legal, valid, and binding obligations of it enforceable against it in accordance with their respective terms. The execution, delivery and performance by it of this Letter Agreement will not violate any provision of law; any order of any court or other agency of government; or any provision of

any indenture, agreement or other instrument to which it is a party or by which its properties or assets are bound; or be in conflict with, result in a breach of or constitute (with due notice and lapse of time) a default under any such indenture, agreement or other instrument. There is no law, rule or regulation, nor is there any judgment, decree or order of any court or governmental authority binding on it which would be contravened by the execution, delivery, performance, or enforcement of this Letter Agreement or any instrument or agreement required hereunder. Notwithstanding the foregoing, no representation is made as to (i) the remedy of specific performance or other equitable remedies for the enforcement of this Letter Agreement or any other agreement contemplated hereby or (ii) rights to indemnity under this Letter Agreement for securities law liability. Additionally, this representation is limited by applicable bankruptcy, insolvency, moratorium, and other similar laws affecting generally the rights and remedies of creditors and secured parties.

8. <u>Additional Representations, Warranties and Covenants of GMC and CMMK</u>:

GMC and CMMK, jointly and severally, hereby represent and warrant to SILEX that:

(a) CMMK holds an undivided 100% interest in the Option Agreement dated July 30, 2003 described in Schedule "A" (the "**Underlying Agreement**"). The Underlying Agreement includes the "Cobra" and "Daniel" concessions and describes all the liens, claims and encumbrances, including production royalties, encumbering those concessions. CMMK also has all rights to the Jalsuri , Alkasi, Takhuani and Takhaua concessions through a "Declaration of Trust" with Felipe Malbran. All of the concessions covered by the Option Agreement and the Declaration of Trust (collectively, the "**Concessions**") are described in Schedule "B" hereto. All payments required to be made and work required to be performed to maintain each of the Concessions in good standing under applicable Bolivian laws, rules and regulations through the Effective Date have been timely and properly paid or performed, and neither CMMK nor GMC has received or is aware of any notices from any governmental agency or third party raising any issues with respect to title or the validity of the Concessions. GMC has provided to Apex and SILEX true and correct copies of each of the Underlying Agreement and the Declaration of Trust, as amended.

(b) the Property is properly and accurately described in **Error! Reference source not found.** hereto and is in good standing under the laws of the jurisdiction in which it is located;

(c) there are no outstanding or pending actions, suits or claims affecting all or any part of the Property;

(d) GMC has made and will continue to make available to Apex and SILEX all information in its possession or control relating to work done on or with respect

to the Property which could possibly be considered to be materially significant in indicating that the Property might or might not have potential for economic mineralization, including without limitation all records, information and data in its possession or reasonably available to it relating to title to the Property or environmental conditions at or pertaining to the Property, and all maps, assays, surveys, technical reports, drill logs, samples, mine, mill, processing and smelter records, and metallurgical, geological, geophysical, geochemical, and engineering data, and interpretive reports derived therefrom, concerning the Property, and SILEX, at its expense, may copy any such records, information and data that it desires. GMC and CMMK make no representation or warranty as to the accuracy, reliability or completeness of any such records, information or data, and Apex and SILEX shall rely on the same at their sole risk;

(e) the Underlying Agreement and the Declaration of Trust are in good standing, CMMK has not taken or omitted to take any actions which constitute or could lead to a default thereunder, and neither the Underlying Agreement nor the Declaration of Trust has been amended or revised, except as described in Schedule "A" hereto; and

(f) (i) CMMK has conducted all operations on the Property in compliance with applicable federal, state and local laws, rules, and regulations, including Environmental Laws, and there are no outstanding reclamation, restoration or clean-up obligations or liabilities pertaining to the Property; (ii) to the best of the respective knowledge of GMC and CMMK there is no condition or activity at the Property which constitutes a nuisance or which could result in a violation of or liability under any applicable Environmental Laws (as defined in Schedule "D"), and there have been no releases of Hazardous Materials (as defined in Schedule "D"), from or affecting the Property other than in accordance with such laws; (iii) by entering into this Letter Agreement they will not be in violation of or cause a default under any oral or written agreement to which either of them is a party, including the Underlying Agreement and the Declaration of Trust and each of them has obtained any consents required under any such agreements in order for it to enter into this Letter Agreement; and (iv) there are no production royalties or other burdens on production encumbering the Property except as set forth in the Underlying Agreement, the Declaration of Trust and the concessions themselves.

(g) CMMK has obtained, or will obtain and promptly deliver, from the other parties to the Underlying Agreement and the Declaration of Trust and provide to SILEX fully-executed and delivered estoppel certificates acceptable to SILEX in which those parties have acknowledged and consented to the exercise of SILEX's rights under this Letter Agreement, acknowledged the execution and delivery of this Letter Agreement, and confirmed that the Underlying Agreement and the Declaration of Trust are in full force and effect and that there are no defaults thereunder.

9. **Rights and Obligations of SILEX**:

(a) SILEX shall have, and CMMK hereby grants, to the extent it is able under Bolivian law, to SILEX, the exclusive right to conduct Exploration, Development and Related Work on the Property during the Earn-In Period. "**Exploration, Development and Related Work**" shall mean and include all operations and activities of SILEX (or performed at the request of SILEX) on or relating to the Property for purposes of determining ore reserves and mineralization, and for purposes of exploration for and development of valuable minerals from the Property including, without limitation, the right to enter upon the Property for purposes of surveying, exploring, testing, sampling, trenching, bulk sampling, prospecting and drilling for valuable minerals, and to construct and use buildings, roads, power and communication lines, and to use so much of the surface of the Property in such manner as SILEX deems necessary for the enjoyment of any rights and privileges to SILEX hereunder or otherwise necessary to effect the purposes of this Letter Agreement, and any reclamation and other clean-up required in connection with any of the foregoing. In the event of termination of this Letter Agreement for any reason, SILEX covenants and agrees to remove all buildings, equipment, machinery, tools, appliances and supplies which have been brought upon the Property by SILEX not more than six months after the termination of this Letter Agreement.

(b) SILEX covenants and agrees to keep the Property, including without limitation the concessions comprising the Property, and the Underlying Agreement (including without limitation the payment of any amounts required under the Underlying Agreement), in good standing, free and clear of all liens and encumbrances which may result from its activities and shall pay all taxes and assessments with respect to the Property, such payments to be considered Exploration and Development Expenditures for the purposes of Section 2.

(c) SILEX covenants and agrees to maintain adequate insurance coverage protecting the parties to this Letter Agreement from third party claims arising from SILEX's activities on the Property.

(d) SILEX covenants and agrees to maintain true and correct books, accounts and records of operations and Exploration and Development Expenditures under this Letter Agreement.

(e) SILEX covenants and agrees to conduct any work done on the Property in accordance with good mining practice and in compliance with applicable laws and regulations.

(f) SILEX covenants and agrees to provide GMC and its authorized representatives with reasonable access to the Property, during regular business hours, at a mutually convenient time, at their sole risk and expense, in compliance with SILEX's safety procedures (which may include a written

waiver of claims against SILEX), and in a reasonable manner so as not to interfere with SILEX's activities, to review the work being carried out thereon and also access at all reasonable times to the records of SILEX respecting the non-interpretive and non-proprietary results obtained there from. GMC and CMMK shall, jointly and severally, defend, indemnify and hold Apex and SILEX harmless from and against all claims for Losses (as defined in paragraph 10) arising out of any death, personal injury or property damage sustained by CMMK, its agents or employees, while in or upon the Property pursuant to this paragraph 9(f), unless such death, injury or damage is due to SILEX's gross negligence or wilful misconduct.

(g) SILEX covenants and agrees to provide CMMK with reports on a quarterly basis (not less than 30 days after the end of each calendar quarter) summarizing the status of the Exploration and Development Work being conducted on the Property and the results there from and acknowledges that such information may be used by GMC in accordance with Section 16 in meeting its timely disclosure obligations as a TSX listed public company. GMC acknowledges and agrees that it is responsible for reviewing all data and information provided to CMK under this paragraph 9(g) and making its own independent determination as to the adequacy and accuracy of any public disclosures it makes. Each report shall include, at a minimum, information relating to assays, drill logs and samples (for months in which drilling results became available), and non-interpretive metallurgical, geological, geophysical, geochemical and engineering data (but not interpretive reports derived therefrom) developed by SILEX during the immediately previous calendar quarter; provided, however, that SILEX shall have no obligation to make any data or reports developed by it or on its behalf available to CMMK under this paragraph 9(g) if such data or reports are proprietary to or constitute trade secrets or are derived from techniques that are proprietary to or constitute trade secrets of SILEX or Apex (or any third-party consultant that compiled or created them). SILEX makes no representation or warranty as to the accuracy, reliability or completeness of any data and information provided pursuant to this paragraph 9(g), and GMC and CMMK shall rely on the same at their sole risk. However, SILEX will make a diligent effort to provide accurate information to GMC or CMMK under this paragraph 9(g).

(h) SILEX agrees to be responsible for and perform all reclamation required by applicable laws, rules and regulations in connection with any activities or operations conducted by it or on its behalf on the Property during the Earn-In Period. If SILEX exercises the Acquisition Right, SILEX's reclamation obligations under this paragraph 9(h) will become obligations of the Venture.

10. **Indemnification**:

(a) SILEX agrees to indemnify, defend and hold GMC and CMMK, and their respective officers, directors, successors and assigns, harmless from and against

any and all claims, actions, suits, losses, liabilities, damages, assessments, judgments, costs and expenses, including reasonable attorneys' fees and other costs of defending the same (collectively, "**Losses**") arising from or related to (a) any breach by Apex or SILEX of any of their respective covenants or representations and warranties set forth in this Letter Agreement, or (b) any activities conducted by on or behalf of SILEX on the Property. GMC and CMMK, jointly and severally, agree to indemnify, defend and hold Apex and SILEX, and their respective officers, directors, successors and assigns, harmless from and against any and all Losses arising from or related to (a) any breach by either GMC or CMMK of any of their respective covenants or representations and warranties set forth in this Letter Agreement, or (b) any activities conducted by or on behalf of CMMK on the Property. The indemnification obligations set forth in this Section 10 shall survive the termination of this Letter Agreement. For purposes of this Section 10, the parties agree that SILEX will be obligated to indemnify GMC and CMMK for Losses arising out of or related to activities undertaken by SILEX as exploration operator only to the extent that those activities constitute gross negligence or wilful misconduct on the part of SILEX.

(b) The parties hereto, within five (5) days after the service of process upon either of them in a lawsuit, including any notices of any court action or administrative action (or any other type of action or proceeding), or promptly after either of them, to its respective knowledge, shall become subject to, or possess actual knowledge of, any damage, liability, loss, cost, expense, or claim to which any of the indemnification provisions set forth in this Letter Agreement relate, shall give written notice to the other party setting forth the facts relating to the claim, damage, or loss, if available, and the estimated amount of the same. "Promptly" for purposes of this Section 10 shall mean giving notice within ten (10) days, provided that the failure to promptly notify the indemnifying party shall not operate to waive, reduce or extinguish the indemnified party's rights hereunder unless such failure materially prejudices the indemnifying party. Upon receipt of such notice relating to a lawsuit, the indemnifying party shall be entitled to (i) participate at its own expense in the defense or investigation of any claim or lawsuit or (ii) assume the defense thereof, in which event the indemnifying party shall not be liable to the indemnified party for legal or attorney fees thereafter incurred by such indemnified party in defense of such action or claim provided that:

(i) if the indemnified party and the indemnifying party are both parties to such action or claim and the indemnified party is advised that representation by both parties by the same counsel would be inappropriate, the indemnified party may engage separate counsel at the expense of the indemnifying party; and

(ii) if the indemnified party may have any unindemnified liability out of such claim, such party shall have the right to approve the counsel

selected by the indemnifying party, which approval shall not be withheld or delayed unreasonably. If the indemnifying party assumes the defense of any claim or lawsuit, all costs of defense of such claim or lawsuit shall thereafter be borne by such party and such party shall have the authority to compromise and settle such claim or lawsuit, or to appeal any adverse judgment or ruling with the cost of such appeal to be paid by such party; provided, however, if the indemnified party may have any unindemnified liability arising out of such claim or lawsuit the indemnifying party shall have the authority to compromise and settle each such claim or lawsuit only with the written consent of the indemnified party, which shall not be withheld or delayed unreasonably. The indemnified party may continue to participate in any litigation at its expense after the indemnifying party assumes the defense of such action. In the event the indemnifying party does not elect to assume the defense of a claim or lawsuit, the indemnified party shall have authority to compromise and settle such claim or lawsuit only with the written consent of the indemnifying party, which consent shall not be unreasonably withheld or delayed, or to appeal any adverse judgment or ruling, with all costs, fees, and expenses indemnifiable under this Letter Agreement to be paid by the indemnifying party. Upon the indemnified party's furnishing to the indemnifying party an estimate of any loss, damage, liability, or expense to which the indemnification provisions of this Letter Agreement relate, the indemnifying party shall pay to the indemnified party the amount of such estimate within ten (10) days of receipt of such estimate, unless the indemnifying party in good faith disputes its liability with respect to any such claim.

11. **No Partnership, etc.**: The obligations of each party of GMC and CMMK (collectively), on the one hand, and Apex and SILEX (collectively), on the other hand under this Letter Agreement shall be in every case several and shall not be, or be construed to be, either joint or joint and several and nothing herein shall be construed as creating a partnership between the parties. Nothing contained in this Letter Agreement shall be deemed to constitute a party, an agent or legal representative of the other party or to create any fiduciary relationship for any purpose whatsoever. Except as otherwise specifically provided in this Letter Agreement, a party shall not have any authority to act for, or to assume any obligation or responsibility on behalf of any other party.

12. **No Restrictions**: Except as expressly provided in this Letter Agreement, each party shall have the free and unrestricted right independently to engage in and receive the full benefits of any and all business endeavours of any sort whatsoever not related to the Property or outside the exterior boundaries of the Property whether or not competitive with the endeavours contemplated herein without consulting or inviting or allowing the other party any interest therein. No party shall be under any fiduciary or other duty to the other which will prevent it from engaging in or enjoying the benefits of competing endeavours within the general scope of the endeavours contemplated by this Letter Agreement. The legal doctrines of "corporate opportunity" or "business opportunity" sometimes applied to joint venturers or

other fiduciaries shall not apply in the case of any other endeavour of a party. In particular, without limitation, no party shall have any obligation to the others as to the erection of any smelter or refinery whether or not such smelter or refinery treats ores or concentrates produced from the Property.

13. **Governing Law**: The parties agree that this Letter Agreement shall be interpreted and governed according to the laws of the State of Colorado, other than its rules as to conflicts of law. The parties hereby agree and consent to the non-exclusive jurisdiction of the United States District Court for the District of Colorado with respect to any disputes arising under or concerning the interpretation of this Letter Agreement.

14. **Notice**: Any notice permitted or required to be given hereunder shall be in writing and shall be effective if delivered in person or faxed, or if mailed postage prepaid, or if sent by reputable overnight courier, to the current address of a party or to such other address as a party shall inform the others by like notice. Any such notice will, if delivered in person or faxed be deemed to have been given and received on the day it was delivered or faxed, if sent by courier, be deemed to have been given on the date it is delivered, and if mailed, be deemed to have been given and received on the fifth business day following the day of mailing, except in the event of a disruption of postal service, in which case notice will be deemed to be received on the seventh day following the resumption of normal postal service.

15. **Successors and Assignment**: This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. No party (which for purposes of this Section 15 shall mean CMMK and GMC (collectively), on the one hand, and Apex and SILEX (collectively), on the other hand) may assign its interest in this Letter Agreement to any third party without the prior written consent of the other party, such consent not to be unreasonably withheld; provided, however, that no such consent will be necessary in connection with (i) assignments by Apex, SILEX or GMC or CMMK to their respective affiliates or subsidiaries, (ii) a pledge for financing purposes, (iii) corporate merger or reorganization, or (iv) a sale of all or substantially all of the assigning party's assets. Any assignee of any party or assignee or transferee of any interest in the Property shall agree in writing to be bound by all of the terms and conditions of this Letter Agreement and to perform all of the assignee's or transferee's obligations hereunder. Upon an assignment by Apex or SILEX for which consent is required and to which GMC and CMMK consent, SILEX and Apex shall have no further obligations or liabilities under this Letter Agreement. Upon an assignment by CMMK or GMC for which consent is required and to which Apex and SILEX consent, GMC and CMMK shall have no further obligations or liabilities under this Letter Agreement.

16. **Publicity and Confidentiality of Information**: Each party (which for purposes of this Section 16 shall mean CMMK and GMC (collectively), on the one hand, and Apex and SILEX (collectively), on the other hand), except to the extent required by law or stock exchange rule and then only after providing the other party with not less than three business days to review and comment on any proposed release or announcement, is prohibited from issuing any press releases or other public announcements concerning this Letter Agreement or any information generated pursuant hereto without the prior written approval of the other

party, such approval not to be unreasonably withheld or delayed. Except as set forth in the previous sentence, the parties agree to treat all data, reports, records and other information developed or made available to them by the other party under this Letter Agreement and applicable to the Property as confidential, and unless any party is required by any law, rule, regulation, or order to disclose any of such information, information shall not be disclosed to any person without the prior written consent of the non-disclosing parties, which consent shall not be unreasonably withheld.

17. **Entire Agreement**: This Letter Agreement, including the Schedules attached hereto constitutes the entire agreement among the parties pertaining to the Property and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written among the parties, and there are no warranties, representations or other agreements among the parties in connection with the Property except as specifically set forth herein. In the event that any one or more of the provisions contained in this Letter Agreement or in any other instrument or agreement contemplated hereby shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Letter Agreement or any such other instrument or agreement. At the request of any party, the parties shall execute and deliver any further instruments, agreements, documents or other papers reasonably requested to effect the purposes of this Letter Agreement and the transactions contemplated hereby.

18. **Effective Date**: This Letter Agreement shall be effective from and dated as of February 18, 2005. (the "Effective Date")

19. **Construction**: If the singular, masculine, or neuter is used in this Letter Agreement, the same will be deemed to include references to the plural, feminine, or body corporate according to the context in which it is used.

20. **Counterparts**: This Letter Agreement may be executed in one or more original or facsimile transmitted counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

21. **Approvals**: This Letter Agreement is subject to all necessary regulatory and exchange approvals.

22. **Interpretation and Amendment**: No implied term, covenant, condition or provision of any kind whatsoever shall affect any of the parties' respective rights and obligations hereunder, including, without limitation, rights and obligations with respect to exploration, development, mining, processing and marketing of minerals, and the only terms, covenants, conditions or provisions which shall in any way affect any of their respective rights and obligations shall be those expressly set forth in this Letter Agreement. This Letter Agreement may not be amended or modified, nor may any obligation hereunder be waived, except by writing duly executed on behalf of all parties, and unless otherwise specifically provided in such writing, any amendment, modification, or waiver shall be effective only in the specific instance and for the purpose it is given.

23. **Recording**: Simultaneous with the execution of this Letter Agreement, the parties agree to execute for registration purposes a written memorandum form (in Spanish, to be prepared by SILEX's or Apex's Bolivian counsel) of this Letter Agreement (the "**Short Form**"), setting forth the basic terms and conditions (but not the financial terms) of this Letter Agreement as necessitated by Bolivian law. That Short Form may be registered by SILEX as allowed under Bolivian law. None of the parties shall register this Letter Agreement with any governmental agency, except as required by and in compliance with the provisions of Section 16.

24. **Right of First Refusal**: If at any time during the Earn-In Period CMMK intends to convey, assign, option or otherwise transfer (collectively, "**Transfer**") to any third party all or any part of its interest in the Property, CMMK shall notify SILEX of those intentions. The notice shall state the price and all other pertinent terms and conditions of the intended Transfer, and if such intended Transfer is the result of an offer from a third party, shall be accompanied by a copy of the offer or contract for sale. If the intended Transfer is based upon a third party offer and if the consideration for the Transfer is, in whole or in part, other than monetary, the notice shall describe such consideration and its monetary equivalent (based upon the fair market value of the non-monetary consideration and stated in terms of cash or currency). SILEX shall have 60 days from the date such notice is delivered to notify CMMK whether it elects to acquire the offered interest at the same price and on the same terms and conditions as set forth in the notice offer. If it does so elect, the Transfer shall be consummated promptly after notice of such election is delivered to CMMK. If SILEX fails to so elect within the 60-day period, CMMK shall have 90 days following the expiration of such period to consummate the Transfer to a third party at a price and on terms no less favorable than those offered by CMMK to SILEX in the notice, in accordance with the provisions of Section 15. If CMMK fails to consummate the Transfer to a third party within that 90-day period, SILEX's right of first refusal in such offered interest shall be deemed to be revived. Any subsequent proposal to Transfer such interest shall be conducted in accordance with all of the procedures set forth in this Section 24.

If the foregoing terms and conditions reflect our agreement, please execute and return the enclosed duplicate copies of this Letter Agreement and we shall consider it to be a binding agreement.

Yours very truly,

GENERAL MINERALS CORPORATION

Per: ______________________
Ralph Fitch, President

COMPANIA MINERA MALKU KHOTA S.A.

Per: ______________________

Acknowledged and agreed to this 18th day of February, 2005.

APEX SILVER MINES LTD.



Per: ______________________

Robert B. Blakestad, Vice President

SILEX BOLIVIA S.A.



Per: ______________________

Robert B. Blakestad, Director

N 7998500.00
E 788000.00

N 7998500.00
E 800253.58

Area of Interest

N 7991508.35
E 807500.00

N 7991508.35
E 812502.75

N 7987000.00
E 788000.00

Area of Interest

N 7979000.00
E 796000.00

N 7979000.00
E 801500.07

N 7978011.10
E 801500.07

N 7978011.10
E 812502.75

GMC Propert

Area of Interest



0
2500
5000
Scale in meters

General Minerals Corporation
4251 East Yale Avenue
Suite 230
Denver, Colorado 80222

DRAWN BY	DATE
M. Montoya	02/15/06
GEOLOGY BY	
CHECKED BY	

Malku Khota Project
Property Map with Area of Interest
Bolivia
EXHIBIT A

PROJECTION		REV
1:50000	Malku Khota	A

SCALE	SHEET 1 OF 1	Drawing: Malku Khota Property Map.dwg

SCHEDULE "A"

This is Schedule "A" to the Letter Agreement dated February 18, 2005
among General Minerals Corporation ("**GMC**"), Compania Minera Malku Khota S.A. ("**CMMK**"),
Apex Silver Mines Ltd. ("**Apex**"), and SILEX Bolivia S.A. ("**SILEX**")

The Malku Khota silver-gold prospect is located in the Department of Potosi, west central Bolivia, approximately 100 km southeast of Oruro. GMC has rights to approximately 4,125 hectares of which 1,175 hectares are the subject of the Kempff Option (discussed below) and the remaining 2,950 hectares to the south of and adjoining the Kempff land are beneficially owned by GMC and are not subject to the Kempff Option but form part of the Property.

The land is held as Concessions which can be maintained indefinitely by paying annual dues in January of each year. The fee is US$1.00 per hectare for the first five years which rises to US$2.00 per hectare in the sixth year.

On July 30, 2003, GMC, through its indirect, wholly owned Bolivian subsidiary, Compania Minera General Minerals (Bolivia) S.A. entered into an option agreement (the "**Kempff Option**") relating to 47 cuadriculas covering 1,175 hectares. In December 2003, Compania Minera General Minerals (Bolivia) S.A. transferred its interest in the Kempff Option to its wholly owned subsidiary Compania Minera Malku Khota S.A. ("**CMMK**"). Pursuant to the Kempff Option, GMC has the right for a period of 5 years from July 30, 2003 to purchase the claims upon payment to the owner of US$255,000, or US$120,000 if this amount is paid prior to 24 months from the effective date. US$20,000 has been paid to date. In addition, on or before 24 months from the effective date, GMC is required to choose either:

(a) to pay US$100,000 in total payment of all option payments, or

(b) to continue annual payments with the next payment due 36 months from the effective date as follows:

(i) US$15,000, 36 months from the effective date of the option agreement.

(ii) US$20,000, 48 months from the effective date of the option agreement.

(iii) US$200,000, 60 months from the effective date of the option agreement.

Pursuant to the Kempff Option, GMC is required to pay all amounts required to protect and maintain the Property. A 1% NSR is payable on all production. This NSR can be purchased at any time for $500,000. CMMK may carry out production during the option period. On 5 of the 47 cuadriculas a prior water right exists which gives the holder a first right on the property such that CMMK would be required to have a further agreement with the holder of the water rights to mine on these 5 cuadriculas.

The Property will include all property, including any additional property acquired during the term of this Letter Agreement within the Area of Interest.

SCHEDULE "B"

This is Schedule B to the Letter Agreement dated February 18, 2005
among GMC, CMMK, Apex and SILEX

	CONCESSION										
STATUS	***NAME***	***CLASS***	***CONCESIONARIO***	***PETITION NUMBER***	***DEPARTAMENTO***	***PROVINCIA***	***CANTON***	***CUADRICULAS GRANTED***	***SURFACE Há.***	***PATENTES STATUS***	Padrón Nacional
GMC Option (Kempff)	**COBRA**	Cuadriculas	Francisco Rolando Kempff Mercado	15120	POTOSI	CHARCAS	TORACARI	5	125	2005 Paid	505-03293
GMC Option (Kempff)	**DANIEL**	Cuadriculas	Patricia Ines Urquizu de Kempff	15976	POTOSI	CHARCAS	TORACARI	42	1,050	2005 Paid	505-03628
In Felipe Malbran Name*	**JALSURI**	Cuadriculas	FELIPE BERNARDO MALBRAN HOURTON	21790	POTOSI	ALONSO DE IBAÑEZ	SACACA	5	125	2005 Paid	507-05264
In Felipe Malbran Name*	**ALKASI**	Cuadriculas	FELIPE BERNARDO MALBRAN HOURTON	21789	POTOSI	CHARCAS	TORACARI	38	950	2005 Paid	505-05271
In Felipe Malbran Name*	**TAKHUANI**	Cuadriculas	FELIPE BERNARDO MALBRAN HOURTON	22000	POTOSI	CHARCAS	TORACARI	46	1,150	2005 Paid	505-05272
In Felipe Malbran Name*	**TAKHAUA**	Cuadriculas	FELIPE BERNARDO MALBRAN HOURTON	21788	POTOSI	CHARCAS	SAN PEDRO	29	725	2005 Paid	505-05270
								TOTAL GMC	**4,125**	**Patentes 2005 Paid**	

*Held in trust by Felipe Malbran for the benefit of CMMK

SCHEDULE "C"

This is Schedule "C" to the Letter Agreement dated February 18, 2005
among GMC, CMMK, Apex and SILEX

NET PROCEEDS ROYALTY

1. OBLIGATION: If a party becomes entitled to a Net Proceeds Royalty pursuant to the Agreement, the party paying the Net Proceeds Royalty (the "**Royaltypayor**") shall calculate, as at the end of each calendar quarter subsequent to the commencement of Commercial Production, the Net Proceeds in accordance with generally accepted accounting principles ("GAAP") consistently applied.

(a) Subsequent to the commencement of Commercial Production, the Royaltypayor shall within 60 days of the end of each calendar quarter:

(i) deliver to the party receiving the Net Proceeds Royalty (the "**Royaltyholder**") a statement indicating:

(A) the Gross Receipts during the calendar quarter;

(B) the deductions therefrom

(C) the amount of Net Proceeds remaining, if any; and

(D) the amount of those Net Proceeds, if any, to which the Royaltyholder is entitled; and

(ii) pay or cause to be paid to the Royaltyholder that percentage of the Net Proceeds, if any, to which the Royaltyholder is entitled under the Agreement.

(b) "**Net Proceeds**" shall mean the "**Gross Revenue**" received by the non-withdrawing Participant (the "**Operator**") commencing on the date of commencement of Commercial Production from the Property, less successively:

(i) All Operating Expenses which were not previously deducted in computing Net Proceeds hereunder;

(ii) All Pre-production Expenditures incurred to the extent that such Pre-production Expenditures were not previously deducted in computing Net Proceeds hereunder;

(iii) All advance minimum royalty, lease, purchase, rental, claim maintenance or other property acquisition payments to the extent that such payments were not previously deducted in computing Net Proceeds hereunder;

(iv) All Post-production Capital Expenses incurred to the extent that such Post-production Capital Expenses were not previously deducted in computing Net Proceeds hereunder;

(v) All ad valorem real property and unsecured personal property taxes, all production royalties, including any government royalties and payments, and all mining, net profits or net proceeds and severance taxes, but excluding income taxes.

(c) "**Gross Revenue**" shall mean the gross receipts from sales of Products produced from the Property.

(d) "**Operating Expenses**" shall mean all costs, expenses, obligations and liabilities of whatsoever kind or nature incurred or chargeable directly or indirectly in connection with or attributable to Operations on the Property determined in accordance with GAAP. Without limiting the generality of the foregoing, Operating Expenses shall include (i) all costs, expenses, obligations and liabilities of mining, milling, leaching, processing, recovering, refining, transporting and marketing of any Products produced from the Property, but not including any depletion or any taxes on income of the Participants; (ii) all costs and expenses properly allocable to the administration of the Property and the production of Ores and Products therefrom, including a charge of 5% of the Operating Expenses as an allowance for overhead, but not including any general and administrative costs incurred with respect to operations of the Operator or its Affiliates not directly related to the administration of the Property or the production of Ores and Products therefrom; and (iii) interest expense incurred in any bona fide financing transaction directly related to the development, operation or commercialization of the Property (provided that, in the event that such a financing transaction is with an Affiliate of the Operator, the terms of such transaction shall not be less favorable to the Operator than those which would have been applicable with respect to a similar financing transaction with an unaffiliated third party and in any event at an interest rate not greater than LIBOR plus 2%).

(e) "**Pre-production Expenditures**" shall mean all expenditures, including but not limited to direct payments to any current or former owner of any interest in some or all of the Property, Exploration and Development Expenditures (less a credit of $4 million in the case where SILEX has elected not to earn a 70% interest, or $11 million in the case where SILEX has elected to earn a 70% interest), capital expenditures, payment of all obligations, and all additional costs, expenses, obligations and liabilities of any kind or nature (including any such additional costs, expenses, obligations or liabilities which would be included in the

definition of Operating Expenses were such costs or expenses incurred after the commencement of Commercial Production), incurred by the Operator or chargeable directly or indirectly to Operations at the Property after the Effective Date of the Letter Agreement, and through the date of commencement of Commercial Production and determined in accordance with GAAP. This amount shall include interest on such Pre-production Expenditures at the annualized rate of LIBOR plus 2%, upon un-recovered Pre-production Expenditures. Interest shall accrue on Pre-production Expenditures from the date the expenditure is made until the date the Pre-production Expenditure is recouped by the Operator.

(f) "**Post-production Capital Expenses**" shall mean all costs expended or incurred after the date of commencement of Commercial Production for repair or replacement of existing capital items or the addition of new capital items deemed necessary or desirable by the Operator for improvement or expansion, and determined in accordance with GAAP.

(g) "**Commercial Production**" shall mean the removal, extraction, production, concentrating and processing and sale of Ores and Products from the Property and shall be deemed to have commenced on the first (1st) day of the month following expiration of the first period of thirty (30) consecutive days during which the mill or leaching and related facilities utilized for the processing of Ores have operated at a rate of not less than 75% of the design capacity of those facilities. "**Commercial Production**" shall not include production for purposes of sampling, assaying, testing, analysis or evaluation.

2. ADJUSTMENTS AND VERIFICATION

(a) Payment of any Net Proceeds by the Royaltypayor shall not prejudice the right of the Royaltypayor to protest the correctness of the statement supporting the payment; provided, however, that all statements presented to the Royaltyholder by the Royaltypayor for any quarter shall conclusively be presumed to be true and correct upon the expiration of 12 months following the end of the quarter to which the statement relates, unless within that 12 month period the Royaltypayor gives notice to the Royaltyholder making claim on the Royaltyholder for an adjustment to the statement which will be reflected in subsequent payment of Net Proceeds.

(b) The Royaltypayor shall not adjust any statement in favour of itself after the expiration of 12 months following the end of the quarter to which the statement relates.

(c) The Royaltyholder may from time to time request reasonable supporting documentation for statements that are within the period contemplated in §2(a) and the Royaltypayor, acting in good faith, shall provide the same promptly to the Royaltyholder.

(d) If the supporting documentation and any discussion with the Royaltypayor do not resolve the Royaltyholder's concerns, the Royaltyholder shall be entitled upon notice to the Royaltypayor to request from the Royaltypayor that mutually accepted auditors be requested to provide the Royaltyholder with their opinion that any statement delivered pursuant to §1(a) of this Schedule "C" in respect of any quarterly period falling within the 12 month period immediately preceding the date of the Royaltyholder's notice has been prepared in accordance with this Agreement. When giving any notice aforesaid, the Royaltyholder will articulate the matter or matters of concern to it.

(e) The time required for giving the audit opinion contemplated in §2(d) of this Schedule C shall not extend the time for the taking of exception to and making claim on the Royaltyholder for adjustment as provided in §2(a) of this Schedule C.

(f) The cost of the auditors opinion referred to in §2(d) of this Schedule C shall be shared by the Royaltypayor and Royaltyholder unless the audit opinion reveals an underpayment to the Royaltyholder of 5% or more in which case the cost shall be solely for the account of the Royaltypayor.

(g) If the audit opinion delivered under §2(d) does not adequately address the concerns raised by the Royaltyholder, the Royaltyholder, acting reasonably, will have the right to have an independent accounting firm, that is one of the three largest international accounting firms that does not act for either the Royaltypayor or Royaltyholder, audit the Royaltypayor's accounts related to the calculation of Net Proceeds. In order to exercise this right, the Royaltyholder will provide the Royaltypayor with notice, within 30 days of receipt of the audit opinion under §2(d), of its intention to do so. Thereupon, the Royaltyholder shall cause the accounting firm to proceed promptly and complete the audit efficiently, undertaking to minimize disruption to the Royaltypayor. The cost of this audit shall be solely for the account of the Royaltyholder.

(h) The provisions of §2(d) and 2(g) are intended to provide an effective mechanism for the Royaltyholder to resolve its unresolved concerns regarding Net Proceeds accounting and not to effect a regular audit of the Net Proceeds calculation.

SCHEDULE "D"

This is Schedule "D" to the Letter Agreement dated February 18, 2005
among GMC, CMMK, Apex and SILEX

"**Environmental Laws**" shall mean all laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state and local governments (and all agencies thereof) concerning pollution or protection of the environment, reclamation, public health and safety, or employee health and safety, including laws relating to emissions, discharges, releases, or threatened releases of pollutants, contaminants, or chemical, industrial, hazardous, or toxic materials or wastes into ambient air, surface water, ground water, or lands or otherwise relating to the existence, manufacture, processing, distribution, use, treatment, storage, disposal, recycling, transport, or handling or reporting or notification to any governmental authority in the collection, storage, use, treatment or disposal of pollutants, contaminants, or chemical, industrial, hazardous, or toxic materials or wastes.

"**Environmental Liabilities**" shall mean any liability arising out of, based on or resulting from (A) the presence, release, threatened release, discharge or emission into the environment of any Hazardous Materials or substances existing or arising on, beneath or above such property and/or emanating or migrating and/or threatening to emanate or migrate from such property to other properties; (B) disposal or treatment of or the arrangement for the disposal or treatment of Hazardous Materials originating or transported from such property to an off-site treatment, storage or disposal facility, (C) physical disturbance of the environment on or from such property; or (D) the violation or alleged violation of any Environmental Laws relating to such property.

"**Hazardous Materials**" means any substance: (A) the presence of which requires reporting, investigation, removal or remediation under any Environmental Law; (B) that is defined as a "hazardous waste," "hazardous substance," "extremely hazardous substance" or "pollutant" or "contaminant" under any Environmental Law; (C) that is toxic, explosive, corrosive, flammable, ignitable, infectious, radioactive, reactive, carcinogenic, mutagenic or otherwise hazardous and is regulated under any Environmental Law; (D) the presence of which on a property causes or threatens to cause a nuisance upon the property or to adjacent properties or poses or threatens to pose a hazard to the health or safety of persons on or about the property; (E) that contains gasoline, diesel fuel or other petroleum hydrocarbons; or (F) that contains PCBs, asbestos or urea formaldehyde foam insulation; in each case subject to exceptions provided in applicable Environmental Laws.

February 8, 2005

General Minerals Corporation
4201 East Yale Avenue, Suite 230
Denver, Colorado 80222

Attention: Ralph G. Fitch, President

This Agreement entered into on February 8, 2005 ("Effective Date") provides the terms and conditions for the acquisition by Teck Cominco American Incorporated (**"TCAI"**) of a 51% or greater interest in General Minerals Corporation's, a Delaware corporation, and Arizona General Minerals, L.L.C.'s (**collectively referred to herein as "General"**) interests in the Monitor Property located in Pinal County in the State of Arizona, USA (the "**Property**").

The Property and General's interest therein are described in Schedule 1 hereto. TCAI acknowledges that General's interest in the Property is subject to and governed by the agreements described in Schedule 1, copies of which have been provided to TCAI. References in this letter agreement to TCAI's rights in respect of the Property, and General's obligations in respect thereof, are subject to any and all agreements referred to in Schedule 1, as amended from time to time, any such amendments hereafter to be made only with the consent of TCAI.

1. **Option**

1.1 General hereby grants to TCAI the sole and exclusive right and option to earn an undivided 51% right, title and interest in and to the interest of General in the Property (the "**Option**"), which TCAI may exercise pursuant to § 2.

2. **Exercise of Option**

2.1 TCAI may elect to exercise the Option provided for in §1.1 by making the annual payments and Expenditures (all in U.S. Dollars) required by § 3 and delivering a written notice (Option Exercise Notice) thereof to General.

3. **Expenditures to be Incurred**

3.1 TCAI has the exclusive right to earn a fifty-one percent (51%) interest in General's interest in the Property by incurring Expenditures and making annual payments during the five (5) year period (Option Period) from and after the Effective Date as follows:

(a) Thirty-five Thousand Dollars ($35,000.00) will be paid by TCAI to General on the Effective Date and Fifty Thousand Dollars ($50,000.00) on each anniversary of the Effective Date ("Annual Payment") before delivery of the Option Exercise Notice;

(b) Within one (1) year after the Effective Date, a minimum of Two Hundred Fifty Thousand Dollars ($250,000.00) in Expenditures on the Property (this first Expenditure is a guaranteed Expenditure under this Agreement);

(c) Within the first three (3) years after the Effective Date, One Million Dollars ($1,000,000.00) in aggregate Expenditures; and

(d) Within the first five (5) years after the Effective Date, Three Million Dollars ($3,000,000.00) in aggregate Expenditures.

Upon fulfilling the annual payment obligations and Expenditure obligations under this § 3.1, TCAI shall deliver to General, in accord with § 22, the Option Exercise Notice.

3.2 "**Expenditures**" include:

(a) all costs, expenses, charges and outlays, direct and indirect, funded or incurred by TCAI on or in respect of the Property, including, without limiting generality, all on-site costs, including but not limited to, costs for prospecting, claim staking, tenure obligations (including any and all payments required to keep the Property in good standing), cash payments required by any underlying agreements, taxes, mapping, surveying, permitting, geochemical surveys, geophysical surveys, sampling, assaying, trenching, drilling, geochemical analyses, road building, drill site preparation, drafting, report writing, consultants, and all other project expenditures; and

(b) Administrative services and head office services overhead provided by or on behalf of TCAI, or General if Operator, (for clarity this charge cannot be against work for which a similar charge has already been levied) will be charged at a rate of Ten Percent (10%) of the amount of Expenditures as defined in § 3.2(a), reduced to Five Percent (5%) on amounts in excess of One Hundred Thousand Dollars ($100,000.00) on any single third party contract.

3.3 If the Option is terminated, for any reason other than under §20, prior to the first anniversary of the Effective Date, then any shortfall between the actual Expenditures incurred and the guaranteed Expenditure requirement of Two Hundred and Fifty Thousand Dollars ($250,000.00) contemplated in §3.1(b) shall be due and owing in cash within thirty (30) days of the date of such termination and if not paid by that date shall accrue simple interest from the original date due at the prime rate, for the period of calculation, as quoted by the Bank of America, as being charged by it on United States Dollar loans to its most creditworthy domestic commercial customers (the "**Prime Rate**") plus two percent (2%), until paid.

4. **Deficiencies in Expenditures**

4.1 If TCAI has not incurred the requisite Expenditures specified in §3.1, TCAI may pay in cash to General, within thirty (30) days after the Expenditures were required to be incurred, the amount of the deficiency and such amount shall thereupon be deemed to have been Expenditures incurred by TCAI.

5. **TCAI's Obligations Prior to Exercising the Option and the Formation of a Joint Venture**

5.1 During the Option Period and prior to the formation of a Joint Venture, TCAI is responsible for all obligations and liabilities associated with any leases, licenses and authorizations in relation to the Property, including but not limited to, all payments and actions required to keep the Property in good standing, all amounts required for State bonds on State Leases, all amounts required to be expended on exploration, all annual assessment work or payments in lieu thereof on the mining claims and any filing costs relating thereto, which payments and actions are a firm commitment of TCAI for a period of twelve (12) months from the Effective Date.

5.2 Unless TCAI terminates this Agreement under §8.1, during the Option Period and prior to the exercise of the Option or after the exercise of the Option but before the formation of a Joint Venture, TCAI shall:

(a) keep the Property free and clear of all liens, charges and encumbrances arising from its operations hereunder (except liens for taxes not yet due, other inchoate liens and liens contested in good faith by TCAI) and shall proceed with all diligence to contest and discharge any such lien that is filed and shall keep the Property in good standing by doing and filing all necessary work and by doing all other acts and things and making all other payments which may be necessary in that regard;

(b) permit General, or its duly authorized representatives, at their own risk and expense, access to the Property at all reasonable times and access to all records prepared by TCAI in connection with work done on or with respect to the Property and furnish General with annual reports during the conduct of the work carried out by TCAI on or with respect to the Property and results obtained, together with timely current reports and information on any material results obtained;

(c) arrange and pay for the following insurance:

(i) insurance policies in accordance with TCAI's ongoing business practices. Such insurance should include but not be limited to, comprehensive general liability, with coverage of at least Three Million Five Hundred Thousand Dollars (US$3,500,000.00). If helicopter or fixed wing aircraft are used in performance of the work contemplated by this Agreement, policies pertaining to aircraft liability having a limit of not less than One Million Five Hundred Thousand Dollars (US$1,500,000.00) per seat inclusive for any one accident or occurrence; and insuring against claims for personal injury including death. Hull coverage shall be included with respect to aircraft coverage; and

(ii) automobile liability insurance, having a limit of not less than Two Million Dollars (US$2,000,000.00) inclusive for any one occurrence, and insuring against claims for bodily injury, including death, and for property damage arising out of the use of TCAI's owned, leased and non-owned vehicles for the performance of any activities under this Agreement.

In addition, TCAI shall be responsible for providing worker's compensation coverage for its personnel and is responsible for any self-insured amounts retained with respect to such coverage;

(d) conduct all work on or with respect to the Property in a manner consistent with good exploration, engineering and mining practices and in compliance with all applicable laws, rules, orders and regulations; and

(e) indemnify and save harmless General and its respective directors, officers, employees and agents from and against any liability for any loss (other than loss of profits), damage, claim, demand, lien, action or suit, charge or expense, including legal fees, on account of injury to or the death of any person, damage to or loss of any property, or infringement or interference of patent, any of which arises from an act, error or omission of TCAI in relation to or connection with any work done by or for TCAI on or in respect of the Property.

5.3 Within thirty (30) days after each anniversary of the Effective Date, TCAI shall deliver to General a statement showing in reasonable detail the Expenditures incurred by TCAI on the Property for the immediately preceding twelve (12) month period and the aggregate Expenditures incurred to the end of such period. General shall have forty-five (45) days from the time of receipt of such statement to question the accuracy thereof in writing, failing which such statement shall be deemed to be correct and unimpeachable thereafter. If General questions any such statement delivered, it shall have Twelve (12) months from the time of delivery of any statement to have the amounts specified therein audited by an accounting firm mutually agreed to by the Parties and:

(a) the audited results shall be final and determinative of the amount of Expenditures incurred for the audited period; provided that, if such audit discloses a deficiency in the amount of Expenditures required to be incurred, TCAI may pay to General the amount of such deficiency within fifteen (15) days following receipt of notice of such audited results, whereupon such amount shall be deemed to have been Expenditures incurred during the audited period; and

(b) the costs of the audit shall be borne by General if TCAI's statement understated Expenditures by any amount or overstated Expenditures by not more than Three Percent (3%) and shall be borne by TCAI if such statement overstated Expenditures by greater than three percent (3%).

5.4 After the Effective Date and before the formation of a Joint Venture, TCAI shall not abandon any portion of the Property without the approval of General, and if General does not provide such approval then TCAI may abandon such portion of the Property by transferring said portion to General, with at least ninety (90) days good standing, at no cost to General.

6. **General's Rights Prior to the Exercise of the Option and Formation of a Joint Venture**

6.1 Prior to the exercise of the Option and/or the formation of a Joint Venture, General shall, as the owner or lessee of the Property, have the unencumbered right to enter upon the Property and inspect the work of TCAI, such entry and inspection to be done in such a manner as not to unduly interfere with TCAI's activities on the Property.

7. **TCAI's Rights Prior to the Exercise of the Option and/or the Formation of a Joint Venture.**

7.1 Prior to the exercise of the Option and the formation of a Joint Venture, TCAI shall have the unencumbered right subject to the underlying agreements and governing State and Federal laws and regulations to:

(a) enter upon the Property;

(b) have exclusive and quiet possession of the Property;

(c) do such prospecting, exploration, development or other mining work thereon and thereunder as TCAI in its sole discretion may consider advisable and including, without limitations, the removal of ores, minerals and metals from the Property, but only for the purpose of testing; and

(d) bring and erect upon, and remove from, the Property such facilities and workings (whether fixed or moveable) as TCAI may consider advisable.

8. **TCAI's Obligations on Termination**

8.1 TCAI may terminate this Agreement at any time prior to sending the Option Exercise Notice or the formation of a Joint Venture by giving written notice to General. Further, this Agreement shall terminate if TCAI fails to make the requisite Expenditures (or pay cash in lieu thereof as permitted under §4.1) and/or annual payments under §3.1. On termination as provided herein, TCAI shall transfer all of its right, title and interest in the Property including all rights within the Area of Interest to General by quitclaim deed unless General declines such transfer upon which this Agreement shall be of no further force or effect and TCAI shall have no further interest in the Property; provided, however, that TCAI shall:

(a) leave the Property in good standing with respect to work commitments, including those to maintain State Leases, the filing of assessment work and paying of rental fees, and annual cash payments required by underlying agreements for a period of 90 days from the date of termination, free and clear of all liens, charges and encumbrances arising from operations hereunder (except for taxes not yet due, other inchoate liens and liens contested in good faith by TCAI) and in good standing with respect to all applicable environmental, safety and other statutory rules, regulations and orders arising from or applicable to work done on the Property by TCAI; and

(b) deliver to General, within sixty (60) days of a written request made by General, a comprehensive report on all work carried out by TCAI on the Property (limited to factual matters only), together with all drill cores, assay samples, copies of all maps, drill logs, assay results and other factual technical data compiled by TCAI with respect to the Property which were not previously delivered to General.

9. Acquisition of Interest Upon Exercise of Option

9.1 Upon the Exercise of the Option by making the Expenditures and payments required by §3.1 and giving the Option Exercise Notice as required by that section (the "**Participation Date**"), TCAI will have earned the exclusive right to fifty-one percent (51%) of General's interest in the Property.

10. Acquisition of Additional Interest

10.1 Within sixty days (60) after the Participation Date, TCAI shall elect (the "**Election Date**") one of the following:

(a) to enter a Joint Venture with General wherein TCAI holds a 51% interest in the Venture and General holds a 49% interest in the Venture (see § 10.2); or

(b) to earn an additional nine percent (9%) interest in the Property, for a total interest of 60%, by making further Expenditures on the Property during the two (2) years from and after the Election Date of Four Million Dollars ($4,000,000.00) (see § 10.3) and providing written notice thereof to General.

10.2 If TCAI elects to enter a Joint Venture ("**Venture**") with General pursuant to §10.1(a) hereof, TCAI's deemed expenditure for its 51% interest in the Venture shall be Three Million Dollars ($3,000,000.00) and General's deemed expenditures for its 49% interest in the Venture shall be Two Million Eight Hundred and Eighty-two Thousand Three Hundred and Fifty-two Dollars ($2,882,352.00). If TCAI has elected to enter a Joint Venture with General pursuant to §10.1(a) hereof, within 60 days after the Election Date TCAI shall prepare a work program and budget for management committee approval pursuant

to §12.2 for the 12 month period from and after the Election Date and deliver said work program and budget to General. Within 30 days following the receipt of the work program and budget by General, it shall elect one of the following:

(a) to contribute its pro-rata share (49%) of the Expenditures for the work program and budget prepared and delivered by TCAI; or

(b) decline to contribute its pro-rata share of Expenditures for the work program and budget prepared and delivered by TCAI, in which event, TCAI will fund the next Two Million Dollars of Expenditures on the Property in accord with budgets and work plans proposed by it and upon completion of these Expenditures TCAI will have earned an additional nine percent (9%) interest in the Venture for a total interest of 60% for TCAI and 40% for General. TCAI's deemed expenditure for its 60% interest in the Venture shall be Five Million Dollars ($5,000,000.00) and General's deemed expenditures for its 40% interest in the Venture shall be Three Million Three Hundred and Thirty-three Thousand Three Hundred and Thirty-three Dollars ($3,333,333.00); and

(c) if General elects to contribute to the Venture pursuant to §10.2(a) and does not make its pro-rata contributions to work programs and budgets after the initial work program and budget, or does not make its pro-rata contributions to work programs and budgets after TCAI has earned-in to 60% of the Venture pursuant to §10.2(b), its interest in the Venture will dilute pursuant to § 12 hereof.

10.3 If TCAI elects to earn an additional nine percent (9%) interest in the Property pursuant to §10.1(b), within 60 days after its delivery to General of the notice of earn-in to this additional nine percent (9%) interest, at which time TCAI will hold a 60% interest, it shall elect one of the following:

(a) to earn an additional five percent (5%) interest in the Property by completing a feasibility study, as defined in § 10.8(a) hereof, for the Property and following the completion of the feasibility study the parties will enter a Joint Venture wherein TCAI holds a sixty-five percent (65%) interest in the Venture and General holds a thirty five percent (35%) interest in the Venture. TCAI's deemed expenditure for its 65% interest in the Venture shall be the actual amounts TCAI expended on the Property pursuant to this Agreement to earn its 65% interest (Actual Expenditures) and General's deemed expenditures for its 35% interest in the Venture shall be determined as follows: Actual Expenditures divided by 65% (0.65) less Actual Expenditures: or

(b) to enter a Joint Venture with General wherein TCAI holds a 60% interest in the Venture and General holds a 40% interest in the Venture. TCAI's deemed expenditure for its 60% interest in the Venture shall be Seven Million Dollars ($7,000,000.00) and General's deemed expenditures for

its 40% interest in the Venture shall be Four Million Six Hundred and Sixty-six Thousand Six Hundred and Sixty-seven Dollars ($4,666,667.00).

(c) If General elects not to contribute its pro-rata contributions to work programs and budgets after TCAI and General have entered a Joint Venture pursuant to §10.3 (a) or 10.3 (b), its interest in the Venture will dilute pursuant to §12 hereof.

10.4 If at the time a Positive Production Decision, as defined in §10.8(b), is made for the development of a mine on the Property, TCAI holds a sixty percent (60%) or greater interest in the Property, or in a Joint Venture between the Parties with respect to the Property, General may, within sixty days (60) after its receipt of the Positive Production Decision, request TCAI to arrange financing for General's share of the capital costs for the development of the Property as such costs are defined by the Feasibility Study. Within 30 days after receipt of the aforementioned request by General, TCAI, in its sole discretion, may elect to arrange financing for General's share of the capital costs for the development of the Property or may decline to do so. If TCAI elects to arrange General's share of the capital cost for the development of the Property, it shall do so, in its discretion, in accord with the provision of this § 10.4 or § 10.5 and it shall receive an additional five percent (5%) interest (the "**Financing Interest**") in the Venture and Property. The financing supplied by TCAI pursuant to this § 10.4 will be subject to and in accord with the following terms:

(a) TCAI will use its best efforts to arrange or provide project debt financing for not less than 50% of the total projected capital costs for development of the Property on a limited recourse basis after technical completion (the "**Debt Financing**"), and in connection therewith TCAI shall be entitled to arrange such Debt Financing on such terms as it deems appropriate and may commit the whole of the Property as security for such Debt Financing. TCAI shall not be obliged to agree to project loan rates higher than those that would be payable if TCAI remained liable in respect of such financing after technical completion and, if Debt Financing is provided by a third party, the terms of any financing arranged for General shall be on terms no less favorable than those arranged for TCAI; and

(b) If the Debt Financing provided by TCAI when allocated between General and TCAI on the basis of their respective interests in the Venture and/or Property is inadequate to wholly cover General's portion of the capital costs for development of the Property, then at General's election, TCAI shall also arrange or provide General's deficient portion of the financing by a loan in the amount of the deficiency at LIBOR plus 2% per annum, compounded monthly. Any loan supplied by TCAI shall be secured by General's interest in the Property and General's share of any products or proceeds received from the Property, and to the extent required by any Third Party provider of Debt Financing, the loan provided by TCAI shall be subordinate to such Debt Financing.

10.5 If TCAI elects to provide project Financing under this § 10.5, it shall use its best efforts to arrange or provide project financing for 100% of the projected capital costs, for development of the Property on a limited recourse basis through such means and on such terms as it deems appropriate, and shall provide such financing to General on a subordinate loan basis at LIBOR plus 2% per annum, compounded monthly and in connection therewith TCAI may commit the whole of the Property as security for such financing. Any loan or other financing supplied by TCAI pursuant to this § 10.5 shall be secured by General's interest in the Property and General's share of any products or proceeds received from the Property, and to the extent required by any Third Party provider of Debt Financing, the loan provided by TCAI shall be subordinate to such Debt Financing.

10.6 If TCAI is unable to raise or provide financing pursuant to §§ 10.4 or 10.5 and does not arrange or provide the financing, then the Financing Interest shall be returned to General. If TCAI elects not to provide the financing for General's share of the capital costs for the development of the Property, General shall provide such financing and may secure such financing by encumbering its interest in the Property and Joint Venture. If General fails to provide such financing or chooses not to do so, it shall have its interest in the Property and/or Joint Venture converted to a 10% Net Profits Interest.

10.7 If TCAI has provided financing of General's portion of capital costs for development of the Property pursuant to §§ 10.4 or 10.5, all cash flow from an operation on the Property after the payment of all operating costs (Free Cash Flow) shall be distributed to the Venture participants as follows:

(a) One Hundred Percent (100%) of the Free Cash Flow attributable to TCAI's participating interest will be paid to TCAI pursuant to the terms of the Joint Venture Agreement;

(b) Until all financing supplied or arranged by TCAI pursuant to §§ 10.4 or 10.5 has been fully repaid to the lender or TCAI, including all principal, interest, costs, expenses and charges, Eighty-five Percent (85%) of the Free Cash Flow attributable to General's participating interest will be paid to TCAI or the Lender to retire any financing obligations or indebtedness in accord with the terms of such financing agreements or arrangements and the remaining Fifteen Percent (15%) of such Free Cash Flow shall be paid to General pursuant to the terms of the Joint Venture Agreement. To provide added security for the repayment of any financing provided or arranged by TCAI pursuant to §§ 10.4 or 10.5, TCAI has the right, but not the obligation, to market General's share of production from any mine on the Property until 12 months after the repayment of all financing related indebtedness. If TCAI elects to market General's share of production from a mine on the Property, it shall be entitled to marketing fees for providing the marketing services at a rate that is appropriate to the services provided and customary in the industry; and

(c) Following the repayment of all financing supplied or arranged by TCAI as required by §10.7 (b), One Hundred Percent (100%) of the Free Cash Flow attributable to General's participating interest will be paid to General pursuant to the terms of the Joint Venture Agreement.

10.8 For purpose of this Agreement, the following terms shall have the meaning set forth herein:

(a) "**Feasibility Study**" means a detailed study or report showing the feasibility of and a proposed plan for placing a prospective orebody into production and shall include, without limiting the generality of the foregoing, the following:

(1) assessments of the size and quality of the minable reserves;

(2) assessments of the amenability of the ore to metallurgical treatment;

(3) a mine construction program setting forth the descriptions of the work, permits, equipment, facilities, supplies, and mines required to bring the prospective orebody into commercial production, and the estimated costs thereof, and a schedule of expenditures by year of the costs necessary to bring the orebody into production;

(4) a mining plan;

(5) a plan for reclamation of disturbed lands from development of the orebody that meets the requirements of applicable law and the estimated costs of such reclamation;

(6) conclusions and recommendations regarding the economic feasibility and timing for bringing the prospective orebody into commercial production, taking into account items (1) through (5) above; and

(7) such other information as the preparer of the Study may deem appropriate to allow banking or other financial institutions familiar with the mining business to make a decision whether or not to loan funds sufficient to construct the proposed mine with security based solely on the reserves and mine described in the Feasibility Study.

(b) "**Positive Production Decision**" means the plan provided by TCAI to General any time after the completion of a Feasibility Study recommending that the Property be put into commercial production, said Positive Production Decision to provide, among other things, a schedule for placing the Property into production, the planned level of production, and the manner and method of development and operation to achieve production, said manner and method of development and operation to be as generally described in the Feasibility Study.

11. **Joint Venture Formation**

11.1 After the exercise of the Option under §9.1 and, if applicable, the earning of an additional interest as provided for in §10, a joint venture (the "**Joint Venture**") shall be formed (Formation Date) in the time and manner provided for in §18 to further explore and, if warranted, develop the Property. The Participant's interest in the Venture shall be as determined in accordance with §§ 9 and 10 hereof.

11.2 At the formation of the Venture, each Party's respective interest in the Venture and it deemed Expenditures for the purpose of dilution calculations will be as provided for in the applicable provision of §10 and the total deemed Expenditures of the Venture will be the sum of the deemed Expenditures of the Parties as provided for in that provision.

11.3 The Joint Venture shall be directed by a management committee. Each party shall be entitled to appoint two representatives to such management committee, and the representatives of each party shall have the number of votes equal to that party's percentage interest in the Joint Venture. Management committee decisions shall be made by a simple majority of votes cast. If a Management committee decision is made by less than a unanimous vote, the implementation of the decision will be deferred for 15 (fifteen) calendar days during which time the Parties will discuss modification of the decision so that it can receive unanimous support of the committee. If within this 15 (fifteen) day period the decision is not modified so that it receives unanimous support of the committee, the decision shall be implemented as originally adopted.

11.4 TCAI shall be the initial operator of the Joint Venture.

12. **Funding and Dilution of a Joint Venture**

12.1 After the Formation Date and unless otherwise provided herein or in the Venture agreement, each party shall be liable for its pro rata share of costs in accordance with its interest in the Joint Venture.

12.2 Prior to a production decision the operator shall propose draft work programs for management committee approval and carry out approved programs. Each party may elect to contribute its proportionate share of the costs required to conduct the program. If a party elects not to contribute its share of costs (and the other party contributes to the shortfall thereby created), the interests of the parties shall be adjusted so that each party holds an interest proportionate to its contribution to total costs; provided that if a party's interest is reduced to less than ten percent (10%) it shall be deemed to have assigned and conveyed its interest to the other party and be entitled to a ten percent (10%) net profits interest (as set out in Schedule 2). However, if any program is completed with less than eighty percent (80%) of the budgeted costs having been incurred, the non-contributing party may contribute its proportionate share of the actual costs incurred and thereby maintain its interest.

12.3 The operator may invoice for exploration costs incurred or to cash call reasonably in advance of requirements. If a party has approved a program and does not pay the amount invoiced for said program within thirty (30) days, the operator may demand payment. If payment is not made by the defaulting party within thirty (30) days of demand, and subject to §12.4, the other party may elect to either:

(a) advance all of the unpaid share of the defaulting party. If the other party advances such unpaid share, then it will be entitled to recover the amount so paid, together with interest thereon from the date so paid at a per annum rate equal to Prime Rate plus four percent (4%). The party making the advance shall have a lien against the defaulting party's interest; or

(b) pay the amount of the defaulted payment and the defaulting party shall be deemed to have incurred dilution at a rate equal to twice the standard dilution rate, the interests of the parties shall be adjusted and the deemed total costs of each party shall be adjusted to reflect the interest held; provided that if a party's interest is reduced to less than ten percent (10%) it shall be deemed to have assigned and conveyed its interest to the other party and be entitled to a ten percent (10%) net profits interest (as set out in Schedule 2).

12.4 If, in any year there is no approved program and circumstances are such that the operator must incur costs in order to maintain the Property the operator shall be entitled to propose a program (the "**mandatory program**") to incur those costs. The mandatory program shall be deemed to be approved and each of the parties shall be obligated to contribute its proportionate share of costs. If payment is not made within thirty (30) days of demand, the other party may elect to pay the amount of the defaulted payment and the defaulting party shall be deemed to have forfeited all its rights and interest under this Agreement.

12.5 If during the term of the Joint Venture and prior to the completion of a Feasibility Study, the operator proposes programs and budgets providing for less than Two Hundred Thousand Dollars ($200,000.00) in Expenditures for two consecutive budget years, the non-operator may propose a budget in excess of Two Hundred Thousand Dollars ($200,000.00) for the next budget year and become the operator of the Joint Venture for that year.

13. Development and Operation of the Property as a Mine by the Joint Venture

13.1 Any decision to place the Property into production (Positive Production Decision) is to be based on a production plan approved by the management committee and based on a Feasibility Study with such modifications, if any, as the management committee considers necessary or desirable.

13.2 The management committee may approve a production plan (including a cost estimate, with reasonable allowance for contingencies, which the management committee considers necessary to implement the production plan together with a

schedule of advances which the parties will be required to make in respect of costs required to construct and to operate the mine) and give notice to each of the parties that a decision has been made to construct a mine on the Property.

13.3 Each party may, by notice within sixty (60) days of receipt of an approved production plan, commit to contribute its proportionate share, or some lesser share (but not less than ten (10%)), of the costs required to construct and to operate the mine. If a party elects to contribute, it shall be deemed to hold an interest equivalent to that percentage which its contribution bears to the total contributions. If a party elects not to contribute and the other party elects to contribute the shortfall thereby created, the non-contributing party shall be deemed to have assigned its interest to the other party and in consideration shall receive a ten percent (10%) net profits interest (as set out in Schedule 2). If a party elects not to contribute and the other party elects to contribute the shortfall thereby created and the other party does not contribute such shortfall for the construction and operation of the mine, then the Parties interests shall return to that position as if such election to contribute the shortfall had not been made. If elections have not been made to fully fund the capital costs then the production plan will be deemed withdrawn.

13.4 A mine shall be constructed substantially in conformity with the Feasibility Study and the production plan approved under §13.2, but subject to the right of the management committee to approve such reasonable variations in construction as they may deem advisable.

13.5 A mine shall be operated on the basis of annual operating plans approved by the management committee; provided that the management committee may temporarily suspend or permanently terminate operations pursuant to a suspension or closure plan approved by it.

13.6 A party contributing to mine capital and operating costs is entitled to receive, in kind, its proportionate share of any minerals produced from a mine on the Property and to separately dispose of the same.

13.7 The operator may invoice for mine capital costs or operating costs incurred or to cash call reasonably in advance of requirements. If a party does not pay the amount invoiced within thirty (30) days, the operator may demand payment. If payment is not made within thirty (30) days of demand the other party may elect to pay all or a portion of the unpaid cost share of the defaulting participant. If the other party advances such unpaid share, then they or it will be entitled to recover the amount so paid, together with interest thereon from the date so paid at a per annum rate equal to Prime Rate plus four percent (4%). The party making the advance shall have a lien against the defaulting participant's interest and shall have:

(a) the right to take possession of all or a portion of the defaulting participant's interest in the Property and to sell, or purchase, such interest to recover the amount of such default; provided that

(b) if the Property is in production the party making the advance shall, in lieu of proceeding under §13.7(a) above, have prior and first right, after retirement of any scheduled project debt repayments, to receive and sell the share of mineral products of the defaulting party until such party has received mineral products in kind of a value equal to (after the costs of sale and costs of enforcement of the lien) the amount advanced, together with interest thereon at the rate specified.

14. **Area of Interest**

14.1 Each party agrees that it shall not acquire, nor shall it permit any of its affiliates to stake or acquire, whether directly or indirectly or pursuant to any third party agreement, any form of interest in property or minerals located wholly or in part within the area of interest (the "**AOI**") unless first offered for inclusion under this Agreement. In the event of an acquisition by either party of any property or minerals located within the AOI such acquired property or minerals shall form part of the Property. The AOI means:

(a) all lands within the external boundary of the AOI as set out in Schedule 1.

15. **Restrictions on Alienation and Right of First Offer**

15.1 Except in accordance with this Agreement no party shall transfer, sell, dispose or encumber its interest in the Property.

15.2 Except in accordance with §15.5 General shall not transfer, convey, assign, mortgage or grant an option in or to its interest in the Property or its rights under this Agreement before the Option is exercised and thereafter only subject to a rights of first offer and first refusal in favour of TCAI.

15.3 From the Effective Date if TCAI or General wishes to dispose of any interest or rights under this Agreement it will, by notice, first offer to sell it to the other party for a price and on terms which the disposing party establishes. If the other party does not accept the offer within ninety (90) days after receipt, the disposing party shall then have one hundred and eighty (180) days to dispose of its interest to a third party for the same or greater price and on the same terms or terms no more favourable to the third party, provided that the incoming party delivers, in a form acceptable to the other party, a document whereby it agrees to be bound by, and comply with, the terms of this Agreement.

15.4 Subject to the limitation in Section 15.2, if a party receives an offer from a third party to purchase its interest or rights under this Agreement which it intends to accept, that party shall not accept the same unless and until it has first offered to sell such interest or rights to the other party on the same terms and conditions as

in the offer received. If the other party does not accept the offer within ninety (90) days, the disposing party shall then have one hundred and eighty (180) days to complete the sale to the third party originally making the offer, on the terms and conditions set out in the offer, provided that the incoming party delivers, in a form acceptable to the other party, a document whereby it agrees to be bound by, and comply with, the terms of this Agreement.

15.5 The rights of first offer or first refusal shall not apply to *bona fide* transfers to affiliated corporations provided that the incoming party delivers, in a form acceptable to the other party, a document whereby it agrees to be bound by, and comply with, the terms of this Agreement. However if the transferee ceases to be an affiliate it shall transfer the interest back to the initial transferring party or offer the interest to the remaining party under §15.3. Nothing in this Section 15 will limit General's ability to transfer to an affiliate or grant an option in or to its interest in the Property and this Agreement to an affiliate should General decide to float a new company to contain its rights in and to the Property and this Agreement.

16. **Representations, Warranties and Covenants**

16.1 General represents and warrants to TCAI that:

(a) subject to the agreements referred to in Schedule 1:

(i) it owns or controls the interest in the Property as set out in Schedule 1;

(ii) it has exclusive rights and necessary lawful authority to explore for minerals on the Property;

(iii) it has the right to enter into this Agreement and to dispose of its interest in the Property in accordance with the terms of this Agreement; and

(iv) it has not been served notice of any adverse claims or challenges against or to the ownership of or title to any of the mineral claims and other interests comprising the Property, nor to its knowledge is there any basis therefor, and there are no outstanding agreements or options to acquire or purchase the Property, or any portion thereof, or any production therefrom, granted by it and no person has any royalty or other interest whatsoever in the Property or in production therefrom, except as indicated in Schedule 1.

(b) the mineral claims and other interests comprising the Property are presently in good standing and are free and clear of all liens, charges and encumbrances except as set forth in Schedule 1.

16.2 Each party represents and warrants to the other party that:

(a) it is a body corporate or Limited Liability Company duly incorporated, or organized and validly subsisting under the laws of its incorporating or organizing jurisdiction;

(b) it has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

(c) neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by any agreement to which it is a party;

(d) the execution and delivery of this Agreement and the agreements contemplated hereby shall not violate or result in the breach of the laws of any jurisdiction applicable or pertaining thereto or of its incorporating documents; and

(e) it is in compliance with all applicable securities laws and applicable stock exchange rules and regulations.

17. **Confidentiality and Press Releases**

17.1 A party proposing a press release relating to the Property shall provide a copy to the other party for its information and comments at least two (2) business days prior to release. Any comments that the receiving party may make shall not be considered certification by the other party of the accuracy of the information in such press release, or a confirmation by it that the content of such press release complies with the rules, policies, by-laws and disclosure standards of the applicable regulatory authorities or stock exchanges. If the receiving party fails to provide comments within said time period the providing party may, subject to §17.2, make the proposed press release.

17.2 Each party shall obtain prior approval of the other party, which approval may be withheld in that party's sole discretion, before issuing any press release or public statement using the other party's name, the name of any of the officers, directors or employees of the other party, or the name of any of its subsidiaries. However, such approval shall not be considered certification by the other party of the accuracy of the information in such press release, or a confirmation by it that the content of such press release complies with the rules, policies, by-laws and disclosure standards of the applicable regulatory authorities or stock exchanges.

17.3 Each party agrees that all information obtained hereunder shall be the exclusive property of the parties and shall not be publicly disclosed or used other than for the activities contemplated hereunder, except as required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction or in connection with the filing of an annual information form, prospectus or

similar document, or with the written consent of the other parties, such consent not to be unreasonably withheld, provided that the provisions of this section do not apply to information which is or becomes part of the public domain other than through a breach of the terms hereof.

17.4 Consent to disclosure of information hereunder shall not be unreasonably withheld where a party wishes to disclose any such information to a third party for the purpose of arranging financing for its contributions hereunder or for the purpose of selling its interest in the Property or its interest in this Agreement, provided that such third party gives its undertaking to the parties that any such information not theretofore publicly disclosed shall be kept confidential and not disclosed to others for a period agreed upon by the parties, which shall not be less than one year in duration.

18. Definitive Joint Venture Agreement

18.1 TCAI's attorneys shall prepare no later than sixty (60) days after the interests of the Parties are determined pursuant to §§ 9 and/or 10, a definitive joint venture agreement that incorporates the terms set out in this Agreement, and such other terms they deem appropriate and necessary, and the Parties shall use their best effort to negotiate and execute the joint venture agreement within 120 days after the exercise of the Option.

19. Termination

19.1 This Agreement shall terminate upon the occurrence of the earliest of:

(a) TCAI fails to make the requisite Annual Payments and/or Expenditures under §3.1 (or pay cash in lieu thereof as permitted under §4.1); or provides a notice of termination pursuant to §8.1; or

(b) except with respect to the Net Profits Interest, the change of a parties interest hereunder from a Participating Interest to a Net Profits Interest.

20. Force Majeure

20.1 A party shall be entitled to claim *force majeure* if it is prevented from or delayed in performing any obligation under this Agreement by any cause beyond its reasonable control, excluding only lack of finances, but including, without limitation, acts of God, strikes, lockouts, or other industrial disputes, acts of the public enemy, war, insurrection, riots, fire, storm, flood, explosion, government restriction, failure to obtain any approvals required from regulatory authorities or unavailability of equipment (provided the approvals were properly applied for or the equipment was sought in a timely way), interference by third party interest groups or other causes whether of the kind enumerated above or otherwise, then the time for the performance of that obligation shall be extended for a period equivalent to the total period the cause of the prevention or delay persists regardless of the length of such total period. The party that claims *force majeure*

shall promptly notify the other party and shall take all reasonable steps to remove or remedy the cause of the prevention or delay insofar as it is reasonably able to do so and as soon as possible. The party claiming *force majeure* will provide the other party with a regular a written report summarizing events that have occurred and prospects for resolution.

21. General Terms Applicable to the Joint Venture

21.1 A party may surrender its interest to the other parties on notice to them. A surrender of interest shall not release a party from liabilities accrued prior to the effective surrender date and the non surrendering party is not obligated to accept the surrendered interest.

21.2 The rights and obligations of the parties shall be several and the parties shall hold their interests as tenants in common.

21.3 Upon payment for costs incurred by the operator under the Joint Venture a party contributing to those costs shall be entitled to all tax benefits with respect thereto. The Joint Venture shall also provide for an election by the parties to be a partnership for U.S. income tax purposes (but not for any other purpose), which election and all returns shall be filed by the operator.

21.4 Except for the tax partnership described in §21.3 above, nothing contained in the Agreement shall be construed as creating a partnership or imposing any fiduciary duty on any party.

21.5 No party shall institute any proceedings to partition the Property.

21.6 The Joint Venture shall continue so long as at least two parties have a Participating Interest.

22. Terms Applicable to Both the Option and Joint Venture

22.1 Any notice, direction or other communication required or permitted to be given under this Agreement shall be in writing and may be given by personal delivery or by mail (first class postage prepaid) or by sending it by facsimile or other similar form of telecommunication, in each case addressed as follows:

(a) If to TCAI at:

Teck Cominco American Incorporated
c/oTeck Cominco Limited
600 - 200 Burrard Street
Vancouver, B.C.
V6C 3L9

Attention: Corporate Secretary
Fax: 604-687-6100

With a copy to:

Teck Cominco American Incorporated
15918 E. Euclid Avenue
Spokane, WA 99216
P.O. Box 3087
Spokane, WA 99220

Attention: Legal Department
Fax: 509-459-4400

(b) If to General at:

General Minerals Corporation
4201 East Yale Avenue
Suite 230
Denver, CO 80222

Attention: Ralph Fitch
Fax: 604-684-0642

With a copy to:

Gowling Lafleur Henderson LLP
Suite 5800, Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3Z7

Attention: Tina M. Woodside
Fax: 416-369-7250

22.2 The Agreement shall be governed by the laws of the State of Arizona.

If the foregoing terms are acceptable, please confirm your acceptance of the terms set out above by indicating in the box set out below. Upon our receipt of your signed copy we will consider this Agreement to be binding and enforceable until such time, if any, as replaced by a definitive agreement as contemplated in §18.

Yours truly,

TECK AMERICAN INCORPORATED



C. Bruce DiLuzio
V.P., Law & Administration

Authorized Signatory

The Undersigned hereby agree to the foregoing terms of this letter agreement this 8th day of February 2005.

General Minerals Corporation



Authorized Signatory

Arizona General Minerals, L.L.C.


President of General Minerals
Corporation, a Delaware Corporation, a sole member of
Arizona General Minerals L.L.C.

Authorized Signatory

This is **SCHEDULE 1** to the Letter Agreement

between **GENERAL MINERALS CORPORATION, ARIZONA GENERAL MINERALS, L.L.C.** and **TECK COMINCO AMERICAN INCORPORATED**

The Property which is the subject of this Agreement consists of the U.S. Federal Lode Mining Claims (Claims) and the State of Arizona Prospecting Permits (Permits) all located in portions of Townships 2 and 3 South, Ranges 13 and 14 East, Gila and Salt River Meridian, in Pinal County, Arizona, which are subject to underlying agreements as described herein.

Group 1

Group 1 includes Claims and Permits which are subject to the Amended and Restated Lease Agreement (Randolph Lease), dated effective September 10, 2003, by and between Elmer and Charlotte Randolph and General Minerals Corporation, a Delaware Corporation, as further amended on January 22, 2005 to add Arizona General Minerals, L.L.C. as a Party to the Agreement.

The Group 1 Claims and Permits have effective dates on or before September 10, 2003, and are subject to royalties as provided for in Section 6B of the Randolph Lease.

Group 1 MINING CLAIMS

Claim Name	AMC Number	Pinal Co. Auditor	QtrSec	Twp	Rng
Golden Moly	AMC352745	2003-082002	NE31	02S	14E
Green Bear III	AMC352746	2003-082003	NE31	02S	14E
Green Bear IV	AMC352747	2003-082004	NE31	02S	14E
Dolly I	AMC356564	2003-081996	NE31	02S	14E
Dolly Green	AMC356565	2003-082001	NE31	02S	14E
Dolly II	AMC356673	2003-081997	SE31	02S	14E
Dolly III	AMC356674	2003-081998	NE31	02S	14E
Dolly IV	AMC356675	2003-081999	NE31	02S	14E
Dolly V	AMC356676	2003-082000	NE31	02S	14E

Group 1 ARIZONA EXPLORATION PERMITS

Permit Number	Legal description	Sec.	Twp	Rng	Acres	effective date	Renewable through:	Permittee
08-107435	NWNE; N2NW	32	02S	14E	120	8/16/2002	8/15/2007	Arizona General Minerals

Group 2 and Group 2A

Groups 2 and 2A include Claims and Permits which are subject to the Randolph Lease. These Groups have effective dates after September 10, 2003.

Group 2 Claims and Permits fall within the Area of Interest AOI (1) described in Section 17C "Boundary Protection" of the Randolph Lease, and are subject to royalty payments as provided for under Section 6C of the Randolph Lease.

The Property in Group 2A, which lies in AOI (2), is subject to the royalties as provided for in Section 6C of the Randolph Lease as such royalties are limited by the provisions of Section 17C of the Randolph Lease for properties in AOI (2).

Those Claims and permits which lie in both AOI (1) and AOI (2) have been listed in both Groups 2 and 2A. Royalty payments for those Claims and Permits will be calculated at the applicable rates based on the production from the portion of each claim or permit that lies within the boundaries of AOI (1) and AOI (2).

Group 2 MINING CLAIMS

All of Parts of which lie within AOI (1)

Claim Name	AMC Number	Pinal Co. Auditor	QtrSec	Twp	Rng
Monitor 1	AMC358583	2003-071184	SE31	02S	14E
Monitor 2	AMC358584	2003-071185	SE31	02S	14E
Monitor 3	AMC358585	2003-071186	SE31	02S	14E

Claim Name	AMC Number	Pinal Co. Auditor	QtrSec	Twp	Rng
Monitor 4	AMC358586	2003-071187	SWSE31	02S	14E
Monitor 5	AMC358587	2003-071188	SWSE31	02S	14E
Monitor 6	AMC358588	2003-071189	SW31	02S	14E
Monitor 7	AMC358589	2003-071190	NW31	02S	14E
Monitor 8	AMC358590	2003-071191	NW31	02S	14E
Monitor 9	AMC358591	2003-071192	NW31	02S	14E
Monitor 10	AMC358592	2003-071193	NENW31	02S	14E
Monitor 11	AMC358593	2003-071194	NENW31	02S	14E
Monitor 12	AMC358594	2003-071195	NENW31	02S	14E
Monitor 13	AMC358595	2003-071196	NENW31	02S	14E
Monitor 14	AMC358596	2003-071197	NENW31	02S	14E
Monitor 15	AMC358597	2003-071198	NWSW31	02S	14E
Monitor 16	AMC358598	2003-071199	CENTER31	02S	14E
Monitor 17 Fraction	AMC358599	2003-071200	NE31	02S	14E
Monitor 18 Fraction	AMC358600	2003-071201	NE31	02S	14E
Monitor 19 Fraction	AMC358601	2003-071202	NE31	02S	14E
Monitor 20	AMC358602	2003-071203	SE30	02S	14E
Monitor 21	AMC358603	2003-071204	SE30	02S	14E
Monitor 22	AMC358604	2003-071205	SE30	02S	14E
Monitor 23	AMC358605	2003-071206	SE30	02S	14E
Monitor 24	AMC258606	2003-071207	SW29,SE30	02S	14E
Monitor 25	AMC258607	2003-071208	SW29	02S	14E
Monitor 26	AMC258608	2003-071209	SW29	02S	14E
Monitor 27	AMC258609	2003-071210	SW29	02S	14E
Monitor 28	AMC258610	2003-071211	SW29	02S	14E
Monitor 29	AMC258611	2003-071212	SE30	02S	14E

Claim Name	AMC Number	Pinal Co. Auditor	QtrSec	Twp	Rng
Monitor 34	AMC358801	2003-082005	NESE29	02S	14E
Monitor 35	AMC358802	2003-082006	NESE29	02S	14E
Monitor 36	AMC358803	2003-082007	NESE29	02S	14E
Monitor 37	AMC358804	2003-082008	NWSW29	02S	14E
Monitor 38	AMC358805	2003-082009	NWSW29	02S	14E
Monitor 39	AMC358806	2003-082010	NWSW29	02S	14E
Monitor 40	AMC358807	2003-082011	NWSW29	02S	14E
Monitor 41	AMC358808	2003-082012	NWSW29,NESE30	02S	14E
Monitor 42	AMC358809	2003-082013	NESE30	02S	14E
Monitor 43	AMC358810	2003-082014	NESE30	02S	14E
Monitor 44	AMC358811	2003-082015	NESE30	02S	14E
Monitor 45	AMC358812	2003-082016	CENTER30	02S	14E
Monitor 55	AMC359077	2004-001800	SE31	02S	14E
Monitor 56	AMC359078	2004-001799	SE31	02S	14E
Monitor 57	AMC359079	2004-001798	SE29	02S	14E
ER-1	AMC359076	2004-001801	NE31	02S	14E

Group 2 ARIZONA EXPLORATION PERMITS

All or parts of which lie in AOI (1)

Permit Number	Legal description	sec.	twp	rng	acres	effective date	Renewable through:	Permittee
08-109113	lots 1-4; E2W2; SWNE	30	02S	14E	342	12/12/2003	12/11/2008	Arizona General Minerals
08-109114	S2NW;NWSW	32	02S	14E	120	12/12/2003	12/11/2008	Arizona General Minerals
08-109137	SENE; S2SW; SE	32	02S	14E	280	2/20/2004	2/19/2009	Arizona General Minerals

Permit Number	Legal description	sec.	twp	rng	acres	effective date	Renewable through:	Permittee
08-109940	Lots 1,2,4; S2N2; SW; N2SE; SESE	5	03S	14E	559.21	6/25/2004	6/24/2009	Arizona General Minerals
08-109942	Lot 2; SWNE	6	03S	14E	80.02	6/25/2004	6/24/2009	Arizona General Minerals

Group 2A Mining Claims

All or parts of which lie in AOI (2)

Claim Name	AMC Number	Pinal Co. Auditor	QtrSec	Twp	Rng
Monitor 34	AMC358801	2003-082005	NESE29	02S	14E
Monitor 35	AMC358802	2003-082006	NESE29	02S	14E
Monitor 36	AMC358803	2003-082007	NESE29	02S	14E
Monitor 37	AMC358804	2003-082008	NWSW29	02S	14E
Monitor 38	AMC358805	2003-082009	NWSW29	02S	14E
Monitor 39	AMC358806	2003-082010	NWSW29	02S	14E
Monitor 40	AMC358807	2003-082011	NWSW29	02S	14E
Monitor 41	AMC358808	2003-082012	NWSW29,NESE30	02S	14E
Monitor 42	AMC358809	2003-082013	NESE30	02S	14E
Monitor 43	AMC358810	2003-082014	NESE30	02S	14E
Monitor 46	AMC358813	2003-082017	NE30	02S	14E
Monitor 47	AMC358814	2003-082018	NE30	02S	14E
Monitor 48	AMC358815	2003-082019	NW29,NE30	02S	14E
Monitor 49	AMC358816	2003-082020	NW29	02S	14E
Monitor 50	AMC358817	2003-082021	NW29	02S	14E

Claim Name	AMC Number	Pinal Co. Auditor	QtrSec	Twp	Rng
Monitor 51	AMC358818	2003-082022	NW29	02S	14E
Monitor 52	AMC358819	2003-082023	NW29	02S	14E
Monitor 53	AMC358820	2003-082024	NE29	02S	14E
Monitor 54	AMC358821	2003-082025	NE29	02S	14E

Group 2A ARIZONA EXPLORATION PERMITS

All or parts of which lie in AOI (2)

Permit Number	legal description	Sec	Twp	Rng	Acres	effective date	Renewable through:	Permittee
08-109113	lots 1-4; E2W2; SWNE	30	02S	14E	342	12/12/2003	12/11/2008	Arizona General Minerals
08-109137	SENE; S2SW; SE	32	02S	14E	280	2/20/2004	2/19/2009	Arizona General Minerals
08-109940	Lots 1,2,4; S2N2; SW; N2SE; SESE	5	03S	14E	559.21	6/25/2004	6/24/2009	Arizona General Minerals
08-109941	Lots 3,4; S2NW; SW	4	03S	14E	318.83	6/25/2004	6/24/2009	Arizona General Minerals
08-109942	Lot 2; SWNE	6	03S	14E	80.02	6/25/2004	6/24/2009	Arizona General Minerals
08-109945	NE; S2NW; S2	25	02S	13E	560	6/25/2004	6/24/2009	Arizona General Minerals
08-109946	N2; N2SW; NWSE	36	02S	13E	400	6/25/2004	6/24/2009	Arizona General Minerals

Group 3

Group 3 Claims are subject to the Lease Agreement, dated effective December 24, 2003, by and between Chuck Merritt and General Minerals Corporation, a Delaware Corporation (Merritt Lease).

Group 3 MINING CLAIMS

Claim	AMC Number	Book/Page	Section	Township	Range
Admiral Dewey	327977	1952/375-376	SE30 and NW31	02S	14E
Silverado 1	289242	1558/742-743	SE31	02S	14E
Silverado 2	327964	1952/377-378	SE31	02S	14E

Group 4

All or portions of the Group 4 Permits are not subject to either the Randolph Lease or the Merritt Lease, as listed below.

Group 4 ARIZONA EXPLORATION PERMITS

Part of which are not subject to the Merritt and Randolph Lease Agreements

Permit Number	legal description	Sec.	Twp	Rng	Acres	effective date	Renewable through:	Permittee
08-109940	Lots 1,2,4; S2N2; SW; N2SE; SESE	5	03S	14E	559.21	6/25/2004	6/24/2009	Arizona General Minerals
08-109941	Lots 3,4; S2NW; SW	4	03S	14E	318.83	6/25/2004	6/24/2009	Arizona General Minerals
08-109945	NE; S2NW; S2	25	02S	13E	560	6/25/2004	6/24/2009	Arizona General Minerals
08-109946	N2; N2SW; NWSE	36	02S	13E	400	6/25/2004	6/24/2009	Arizona General Minerals

Group 4 ARIZONA EXPLORATION PERMITS

All of which are not subject to the Merrit and Randolph Lease Agreements

Permit Number	legal description	Sec.	Twp	Rng	Acres	effective date	Renewable through:	Permittee
08-109943	Lot 1; NWNE; SENW	7	03S	14E	119.36	6/25/2004	6/24/2009	Arizona General Minerals
08-109944	NE; N2NW; SENW; E2SW; W2SE; SESE	8	03S	14E	480	6/25/2004	6/24/2009	Arizona General Minerals


Monitor Claims
Admiral Dewey
Monitor Mine
Silverado
GMC-Randolph AOI 2
08-109945
08-109946
08-109113
08-107435
08-109114
08-109137
08-109942
08-109941
08-109940
08-109943
08-109944
R13E
R14E
T02S
T03S
Option Agreement AOI Boundary
Group 1 Claims
Group 1 Permits
AOI(1) AOI(2) Group 2 Claims
AOI(1) AOI(2) Group 2 Permits
Group 3 Claims
Group 4 Permits
N
1 mile
Schedule 1
TCAI - GMC
Monitor Property Agreement
Pinal and Gila Counties, AZ
February, 2005
Topo Base: USGS 7.5' Quadrangles Superior, Pinal Ranch, Teapot Mtn., Hot Tamale Peak

This is **SCHEDULE 2** to the Letter Agreement

between **GENERAL MINERALS CORPORATION, ARIZONA GENERAL MINERALS, L.L.C.** and **TECK COMINCO AMERICAN INCORPORATED**

NET PROFITS ROYALTY

1 OBLIGATION

1.01 If a party becomes entitled to a Net Profits Royalty pursuant to the Letter Agreement, the party paying the Net Profits Royalty (the "**Royaltypayor**") shall calculate, as at the end of each calendar quarter subsequent to the Completion Date, the Net Profits in accordance with sound accounting principles consistently applied.

1.02 Subsequent to the Completion Date, the Royaltypayor shall within 60 days of the end of each calendar quarter:

(a) deliver to the party receiving the Net Profits Royalty (the "**Royaltyholder**") a statement indicating:

the Gross Receipts during the calendar quarter;

the deductions therefrom made in the order itemized in §2.01 of this Schedule 2;

the amount of Net Profits remaining, if any; and

the amount of those Net Profits, if any, to which the Royaltyholder is entitled; and

(b) pay or cause to be paid to the Royaltyholder that percentage of the Net Profits, if any, to which the Royaltyholder is entitled under the Agreement.

1.03 Nothing contained in the Agreement or this Schedule 2 shall be construed as conferring on the Royaltyholder any right to or interest in any Property or assets except the right to receive royalty payments from the Royaltypayor as and when due.

2 NET PROFITS DEFINED

2.01 "**Net Profits**" means the Gross Receipts minus deductions therefrom, to the extent of but not exceeding the amount of those Gross Receipts, of the then net unrecovered amounts of the following classes of Costs made without duplication in the following itemized order:

(a) Marketing Costs;

(b) Distribution Costs;

(c) Operating Costs;

(d) Taxes and Royalties, including any royalties paid to the State of Arizona;

(e) Interest Costs;

(f) Capital Costs; and

(g) Exploration Costs.

2.02 For greater certainty, in calculating Net Profits at any time, each of the classes of Costs shall constitute a separate pool from which all Costs deducted on any previous quarterly calculation shall be removed and to which Costs of those classes recorded since the date of the Agreement (in the case of the first quarterly calculation) or since the date of the last quarterly calculation (in the case of any calculation subsequent to the first quarterly calculation) shall be added.

2.03 If the application of credits to a pool of Costs results in a negative balance in that pool of Costs, the amount of any negative balance from a Cost pool shall be applied to reduce the balances then remaining in pools itemized in §2.01 of this Schedule 2 in the order itemized.

3 DEFINITIONS

3.01 In addition to the definitions provided in the Agreement and without limiting the generality thereof:

(a) "**Completion Date**" means the date on which the Royaltypayor determines that the project of preparing and equipping a Mine for commercial production is complete;

(b) "**Costs**" means all items of outlay and expense whatsoever without duplication, both direct and indirect, with respect to the Property or any Mine recorded by the Royaltypayor in accordance with its accounting practices applicable from time to time and, without limiting generality, more particularly:

"**Capital Costs**" means

(A) all Costs of preparing and equipping a Mine for commercial production which are recorded by the Royaltypayor from and including the Production Decision Date to and including the Completion Date, and all Costs of obtaining financing and providing security; and

(B) subject to §8.01, a charge of three percent of the Capital Costs referred to in §3.01(b) (A), in return for its overhead functions which are not charged directly;

"**Distribution Costs**" means all Costs of

(C) transporting Products from a Mine or a concentrating plant to a smelter, refinery or other place of delivery designated by the purchaser and, in the case of concentrates tolled, of transporting the metal from a smelter to the place of delivery designated by the purchaser;

(D) handling, warehousing and insuring the Products; and

(E) in the case of concentrates tolled, of smelting and refining, including any penalties thereon or in connection therewith;

"**Exploration Costs**" means:

(F) all Costs of Mining Operations recorded by the Royaltypayor prior to the Production Decision Date; and

(G) a charge which shall not aggregate more than 10 percent of the Exploration Costs referred to in §(F) in return for its overhead functions which are not charged directly;

"**Interest Costs**" means interest computed quarterly and not in advance and being the aggregate of the interest determined for each month in the quarter as follows:

(H) the average of the opening and closing monthly outstanding balances for each month of the net unrecovered amounts of all Costs in the classes enumerated in §2.01 of this Schedule 2;

multiplied by,

(I) the Prime Rate plus two percent;

multiplied by,

(J) the number of days in the month;

divided by,

(K) the number of days in the Year.

These Interest Costs are in lieu of an inclusion in Costs for the interest charged by third party project lenders of Capital Costs and Operating Costs;

"**Marketing Costs**" means such reasonable charge for marketing of ores and concentrates sold or of concentrates tolled as is consistent with generally accepted industry marketing practices;

"**Operating Costs**" means:

(L) all Costs of Mining Operations recorded by the Royaltypayor subsequent to the Completion Date, including, without limiting generality, an amount to be established by the Royaltypayor in good faith as representing the cost of rehabilitation which will have to be spent after commercial production has terminated, it being agreed that the Royaltypayor may charge a portion of that cost to the royalty account over a reasonable period of time commencing no sooner than five years prior to the anticipated termination of commercial production; and

(M) subject to §8.01, a charge of three percent of the Operating Costs referred to in §3.01(b) (L) in return for its overhead functions which are not charged directly;

"**Taxes and Royalties**" means all taxes (other than income taxes), royalties or other charges or imposts provided for pursuant to any law or legal obligation imposed by any government if paid by the Royaltypayor.

(c) "**Gross Receipts**" means the aggregate of all receipts, recoveries or amounts received by or credited to the Royaltypayor in connection with this Agreement including, without limiting the generality of the foregoing:

(i) the receipts from the sale of the Royaltypayor's proportionate share of Products produced from the Mine together with interest on those receipts calculated as follows:

(A) the aggregate of the cumulative daily receipts for each day of the quarter;

divided by,

(B) the number of days in the quarter;

multiplied by,

(C) the Prime Rate;

multiplied by,

(D) the number of days in the quarter;

divided by,

(E) the number of days in the Year;

(ii) all proceeds received from the sale of the Property or assets subsequent to the Operative Date;

(iii) all insurance recoveries (including amounts received to settle claims) in respect of loss of, or damage to any portion of the Property or assets subsequent to the Operative Date;

(iv) all amounts received as compensation for the expropriation or forcible taking of any portion of the Property or assets subsequent to the Operative Date;

(v) the fair market value, at the Property, of those assets, if any, that are transferred from the Property for use by the Royaltypayor elsewhere subsequent to the Completion Date; and

(vi) the amount of any negative balance remaining after the reallocation of negative balances pursuant to §2.03 of this Schedule 2, to the extent that those receipts, recoveries or amounts have not been applied by the Royaltypayor as a recovery of any of the classes of Costs itemized in §2.01 of this Schedule 2;

provided that where any Products are sold to, or treated in, a smelter or refinery owned or controlled by Royaltypayor, the pricing for that sale or treatment will be established by Royaltypayor on an arms-length basis so as to be fairly competitive with pricing, net of transportation, insurance, treatment charges and other related costs, then available on world markets for product of like quantity and quality.

(d) "**Mine**" means the workings established and assets acquired in order to bring the Property or a portion thereof into commercial production, including, without limiting generality, development headings, plant and concentrator installations and all infrastructure, plant, housing, airport, roads and other facilities.

(e) "**Mining Operations**" means every kind of work done by the Royaltypayor on or in respect of the Property in contemplation or as a consequence of the Agreement including, without limiting generality, investigating, prospecting, exploring, developing, property maintenance, preparing reports, estimates and studies, designing, equipping, improving, surveying, construction and mining, milling, concentrating, and reclamation.

(f) "**Operative Date**" means the date of the Agreement.

(g) "**Prime Rate**" means the weighted average of the rates of interest for the period of calculation as stated by the Bank of America as being charged by it on United States Dollar demand loans to its most creditworthy domestic commercial customers.

(h) "**Production Decision Date**" means the date on which a decision is made by the Royaltypayor to establish and operate a Mine on the Property.

(i) "**Products**" shall mean ores, concentrates and minerals mined from the Property, or solutions, concentrates or cathodes retrieved through leaching or solution mining or solution extraction/electrowinning or other processing of mineralized material mined from the Property.

(j) "**Trading Activities**" shall have the meaning set out in §6 of this Schedule 2.

4 ROYALTYPAYOR TO DETERMINE OPERATIONS

4.01 The Royaltypayor will have complete discretion concerning the nature, timing and extent of all exploration, development, mining and other operations conducted on or for the benefit of the Property and may suspend operations and production on the Property at any time it considers prudent or appropriate to do so. The Royaltypayor will owe the Royaltyholder no duty to explore, develop or mine the Property, or to do so at any rate or in any manner other than that which the Royaltypayor may determine in its sole and unfettered discretion. The Royaltypayor may, but will not be obligated to treat, mill, heap leach, sort, concentrate, refine, smelt, or otherwise process, beneficiate or upgrade the ores, concentrates, and other products at sites located on or off the Property, prior to sale, transfer, or conveyance to a purchaser, user, or consumer. The Royaltypayor will not be liable for mineral values lost in processing under sound practices and procedures and no royalty will be due on any such lost mineral values.

5 COMMINGLING

5.01 Ores, concentrates and derivatives mined or retrieved from the Property may be commingled with ores, concentrates or derivatives mined or retrieved from other properties. All determinations required for calculation of Net Profits, including without limitation the amount of the metals contained in or recovered from ores, solutions, concentrates or derivatives mined or retrieved from the Property, the amount of the metals contained in or recovered from commingled ores, solutions, concentrates or derivatives, gross revenues from the sale of Products, and costs and expenses allocated to the Property or Products shall be made in accordance with prudent engineering, metallurgical and cost accounting practices.

6 TRADING ACTIVITIES

6.01 The Royaltypayor may, but need not, engage in forward sales, futures trading or commodity options trading, and other price hedging, price protection, and speculative arrangements ("Trading Activities") which may involve the possible delivery of base or precious metals produced from the Property. The parties acknowledge and agree that the Royaltyholder shall not be entitled to participate in the proceeds or be obligated to share in any losses generated by the Trading Activities.

7 ADJUSTMENTS AND VERIFICATION

7.01 Payment of any Net Profits by the Royaltypayor shall not prejudice the right of the Royaltypayor to protest the correctness of the statement supporting the payment; provided, however, that all statements presented to the Royaltyholder by the Royaltypayor for any quarter shall conclusively be presumed to be true and correct upon the expiration of 12 months following the end of the quarter to which the statement relates, unless within that 12 month period that the Royaltypayor gives notice to the Royaltyholder making claim on the Royaltyholder for an adjustment to the statement which will be reflected in subsequent payment of Net Profits.

4 ROYALTYPAYOR TO DETERMINE OPERATIONS

4.01 The Royaltypayor will have complete discretion concerning the nature, timing and extent of all exploration, development, mining and other operations conducted on or for the benefit of the Property and may suspend operations and production on the Property at any time it considers prudent or appropriate to do so. The Royaltypayor will owe the Royaltyholder no duty to explore, develop or mine the Property, or to do so at any rate or in any manner other than that which the Royaltypayor may determine in its sole and unfettered discretion. The Royaltypayor may, but will not be obligated to treat, mill, heap leach, sort, concentrate, refine, smelt, or otherwise process, beneficiate or upgrade the ores, concentrates, and other products at sites located on or off the Property, prior to sale, transfer, or conveyance to a purchaser, user, or consumer. The Royaltypayor will not be liable for mineral values lost in processing under sound practices and procedures and no royalty will be due on any such lost mineral values.

5 COMMINGLING

5.01 Ores, concentrates and derivatives mined or retrieved from the Property may be commingled with ores, concentrates or derivatives mined or retrieved from other properties. All determinations required for calculation of Net Profits, including without limitation the amount of the metals contained in or recovered from ores, solutions, concentrates or derivatives mined or retrieved from the Property, the amount of the metals contained in or recovered from commingled ores, solutions, concentrates or derivatives, gross revenues from the sale of Products, and costs and expenses allocated to the Property or Products shall be made in accordance with prudent engineering, metallurgical and cost accounting practices.

6 TRADING ACTIVITIES

6.01 The Royaltypayor may, but need not, engage in forward sales, futures trading or commodity options trading, and other price hedging, price protection, and speculative arrangements ("Trading Activities") which may involve the possible delivery of base or precious metals produced from the Property. The parties acknowledge and agree that the Royaltyholder shall not be entitled to participate in the proceeds or be obligated to share in any losses generated by the Trading Activities.

7 ADJUSTMENTS AND VERIFICATION

7.01 Payment of any Net Profits by the Royaltypayor shall not prejudice the right of the Royaltypayor to protest the correctness of the statement supporting the payment; provided, however, that all statements presented to the Royaltyholder by the Royaltypayor for any quarter shall conclusively be presumed to be true and correct upon the expiration of 12 months following the end of the quarter to which the statement relates, unless within that 12 month period that the Royaltypayor gives notice to the Royaltyholder making claim on the Royaltyholder for an adjustment to the statement which will be reflected in subsequent payment of Net Profits.

7.02 The Royaltypayor shall not adjust any statement in favour of itself after the expiration of 12 months following the end of the quarter to which the statement relates.

7.03 The Royaltyholder may from time to time request reasonable supporting documentation for statements that are within the period contemplated in §7.01 and the Royaltypayor, acting in good faith, shall provide the same promptly to the Royaltyholder.

7.04 If the supporting documentation and any discussion with the Royaltypayor do not resolve the Royaltyholder's concerns, the Royaltyholder shall be entitled upon notice to the Royaltypayor to request from the Royaltypayor that mutually accepted auditors be requested to provide the Royaltyholder with their opinion that any statement delivered pursuant to §1.02 of this Schedule 2 in respect of any quarterly period falling with the 12 month period immediately preceding the date of the Royaltyholder's notice has been prepared in accordance with this Agreement. When giving any notice aforesaid, the Royaltyholder will articulate the matter or matters of concern to it.

7.05 The time required for giving the audit opinion contemplated in §7.04 of this Schedule 2 shall not extend the time for the taking of exception to and making claim on the Royaltyholder for adjustment as provided in §7.01 of this Schedule 2.

7.06 The cost of the auditors opinion referred to in §7.04 of this Schedule 2 shall be shared by the Royaltypayor and Royaltyholder unless the audit opinion reveals a material error adverse to the Royaltyholder, in which case the cost shall be solely for the account of the Royaltypayor.

7.07 If the audit opinion delivered under §7.04 does not adequately address the concerns raised by the Royaltyholder, the Royaltyholder, , will have the right to have an independent accounting firm, that is one of the three largest international accounting firms that does not act for either the Royaltypayor or Royaltyholder, audit the Royaltypayor's accounts related to the calculation of Net Profits. In order to exercise this right, the Royaltyholder will provide the Royaltypayor with notice, within 30 days of receipt of the audit opinion under §7.04, of its intention to do so. Thereupon, the Royaltyholder shall cause the accounting firm to proceed promptly and complete the audit efficiently, undertaking to minimize disruption to the Royaltypayor. The cost of this audit shall be solely for the account of the Royaltyholder.

7.08 The provisions of §7.04 and 7.07 are intended to provide an effective mechanism for the Royaltyholder to resolve its unresolved concerns regarding Net Profits accounting and not to effect a regular audit of the Net Profits calculation.

8 OVERHEAD CHARGES

8.01 The charges set out in §3.01(b)(B) and 3.01(b)(M) are intended as a reimbursement of the costs for the time incurred by the Royaltypayor's head office management and support functions in respect of work on or in respect of the financing, constructing and operating a Mine. It is intended that the Royaltypayor shall not profit nor suffer loss by virtue of providing the services. This charge shall not be subject to audit but may be reviewed, in good faith, by the parties from time to time, at the instance of either party.